EXHIBIT 99.1

CREDIT SUISSE

Subordinated Medium-Term Notes

DISTRIBUTION AGREEMENT

March 25, 2009

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

Ladies and Gentlemen:

1.                                      Introduction.

Credit Suisse, a corporation that is existing under the laws of Switzerland (the “Issuer”), confirms its agreement with you (the “Distributor”) with respect to the issue and sale from time to time by the Issuer, directly or through one of its branches, of its subordinated medium-term notes registered under the registration statement referred to in Section 2(a) (any such subordinated medium-term notes being hereinafter referred to as the “Securities,” which expression shall, if the context so admits, include any permanent global Security).  The Securities will be issued under a subordinated indenture, dated as of March 29, 2007 (the “Base Indenture”), as supplemented by a sixth supplemental indenture, dated as of March 25, 2009 (the “Supplemental Indenture” and together with the Base Indenture, as further amended or supplemented, the “Indenture”), in each case between the Issuer and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”), in one or more series, which series may vary as to interest rates, maturities, redemption provisions, selling prices and other terms, with all such terms for any particular series of the Securities being determined at the time of sale.  Particular series of the Securities may be sold pursuant to a Terms Agreement referred to in Section 3, for resale in accordance with terms of offering determined at the time of sale.

The Securities shall have the terms described in the Final Prospectus referred to in Section 2(a) as it may be amended or supplemented from time to time, including any supplement to the Final Prospectus that sets forth only the terms of a particular issue of the Securities (a “Pricing Supplement”).  Securities will be issued, and the terms thereof established, from time to time by the Issuer in accordance with the Indenture and the Procedures (as defined in Section 3(d) hereof).

2.                                      Representations and Warranties of the Issuer.

The Issuer represents and warrants to, and agrees with, the Distributor as follows:

(a)           Filing and Effectiveness of Registration Statement; Certain Defined Terms.  The Issuer has filed with the Commission a registration statement on Form F-3ASR, including a related prospectus or prospectuses, covering the registration under the Act of certain of the Issuer’s unsecured debt securities (the “Registered Securities”) including the Securities, which has become effective.  “Registration Statement” at any particular time means such registration statement in the form then filed with the Commission, including any amendment thereto, any document incorporated by reference therein and all 430B Information and all 430C Information with respect to such registration statement, that in any case has not been superseded or modified.  “Registration Statement” without reference to a time means the Registration Statement as of the Effective Time.  For purposes of this definition, 430B Information shall be considered to be included in the Registration Statement as of the time specified in Rule 430B.

For purposes of this Agreement:

“430B Information” means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430B(e) or retroactively deemed to be a part of the Registration Statement pursuant to Rule 430B(f).

“430C Information” means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430C.

“Act” means the Securities Act of 1933, as amended.

 “Applicable Time” means the time and date so stated in a schedule in the form of Exhibit A-1 hereto (the “General Disclosure Package Schedule”), which schedule shall be prepared by the Issuer and approved by the Distributor prior to or at the Applicable Time in connection with each issue of the Securities and which schedule may be a schedule to the Terms Agreement (if any).

“Closing Date” has the meaning set forth in Section 3 hereof.

“Commission” means the Securities and Exchange Commission.

“Effective Time” of the Registration Statement relating to the Securities means the time of the first contract of sale for the Securities.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Prospectus” means the Statutory Prospectus that discloses the public offering price, other 430B Information and other final terms of the Securities and otherwise satisfies Section 10(a) of the Act.

“General Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its inclusion in the General Disclosure Package Schedule.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the Securities in the form filed or required to be filed with the

Commission or, if not required to be filed, in the form retained in the Issuer’s records pursuant to Rule 433(g).

“Limited Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Issuer Free Writing Prospectus.

“Representation Date” refers to each of:  the Closing Date, each of the times of acceptance and of delivery referred to in Section 7(a) hereof, each of the times of amendment or supplementing referred to in Section 7(b) hereof and each date on which the Distributor confirms and acknowledges a properly executed notice in the form attached as Exhibit D hereto (a “Notice of New Registration Statement”) delivered by the Issuer.

“Rules and Regulations” means the rules and regulations of the Commission.

“Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Act, the Exchange Act, the Trust Indenture Act, the Rules and Regulations, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable, the rules of the New York Stock Exchange and the NASDAQ Stock Market (“Exchange Rules”).

“Statutory Prospectus” with reference to any particular time means the prospectus relating to the Securities that is included in the Registration Statement immediately prior to that time, including all 430B Information and all 430C Information with respect to the Registration Statement.  For purposes of the foregoing definition, 430B Information shall be considered to be included in the Statutory Prospectus only as of the actual time that form of prospectus (including a prospectus supplement or Pricing Supplement) is filed with the Commission pursuant to Rule 424(b) and not retroactively.

“Terms Agreement” means a Terms Agreement referred to in Section 3 relating to the Securities.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“U.S. GAAP” means generally accepted accounting principles in the United States or other generally accepted accounting principles as the Issuer may in the future adopt for purposes of financial statement reporting.

Unless otherwise specified, a reference to a “rule” is to the indicated rule under the Act.

(b)           Compliance with Requirements under the Act.  (i) (A) At the time the Registration Statement initially became effective, (B) at the time of each amendment to the Registration Statement for the purposes of complying with Section 10(a)(3) of the Act (whether by post-effective amendment, incorporated report or form of prospectus), (C) at the Effective Time relating to the Securities, (D) on each Representation Date and (E) if specified in a Terms Agreement, if any, at the time of delivery of the Securities described in such Terms Agreement, the Registration Statement conformed and will conform in all respects to the requirements of the Act, the Trust Indenture Act and the Rules and Regulations and did not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) (A) on its date, (B) at the time of filing the Final Prospectus pursuant to Rule 424(b), (C) on each Representation Date and (D) if specified in a Terms Agreement, if any, at the time of delivery of the Securities described in such Terms Agreement, the Final Prospectus will conform in all respects to the requirements of the Act, the Trust Indenture Act and the Rules and Regulations, and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.  The preceding sentence does not apply to statements in or omissions from any such document based upon written information furnished to the Issuer by the Distributor specifically for use therein, it being understood and agreed that, if there is any Terms Agreement, the only such information is that described as such in the Terms Agreement.

(c)           Automatic Shelf Registration Statement.

(i)            Well-Known Seasoned Issuer Status.  (A) At the time of initial filing of the Registration Statement, (B) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (C) at the time the Issuer or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the Securities in reliance on the exemption of Rule 163, the Issuer was a “well known seasoned issuer” as defined in Rule 405, by virtue of paragraph (1)(ii)(c) of such definition, including not having been an “ineligible issuer” as defined in Rule 405.

(ii)           Effectiveness of Automatic Shelf Registration Statement.  The Registration Statement is an “automatic shelf registration statement,” as defined in Rule 405, that initially became effective within three years of the date of this Agreement and any Terms Agreement.  If immediately prior to the Renewal Deadline (as hereinafter defined), any of the Securities remain unsold by the Distributor, the Issuer will prior to the Renewal Deadline file, if it has not already done so and is eligible to do so, a new automatic shelf registration statement relating to the Securities, either alone or together with its parent company, in a form satisfactory to the Distributor.  If the Issuer is no longer eligible to file an automatic shelf registration statement, either alone or together with its parent company, the Issuer will prior to the Renewal Deadline, if it has not already done so, file a new shelf registration statement relating to the Securities, in a form satisfactory to the Distributor, and will use its best efforts to cause such registration statement to be declared effective within 180 days after the Renewal Deadline.  The Issuer will take all other action necessary or appropriate to permit the public offering and sale of the Securities to continue as contemplated in the expired registration statement relating to the Securities.  References herein to the Registration Statement shall include such new automatic shelf registration statement or such new shelf registration statement, as the case may be.  “Renewal Deadline” means the third anniversary of the initial Effective Time of the Registration Statement.

(iii)          Eligibility to Use Automatic Shelf Registration Form.  The Issuer has not received from the Commission any notice pursuant to Rule 401(g)(2) objecting to use of the automatic shelf registration statement form.  If at any time when Securities remain unsold by the Distributor the Issuer receives from the Commission a notice pursuant to Rule 401(g)(2) or otherwise ceases to be eligible to use the automatic shelf registration statement form, either alone or together with its parent company, the Issuer will (i) promptly notify the Distributor, (ii) promptly file a new registration statement or post-effective amendment on the proper form relating to the Securities, in a form satisfactory to the Distributor, (iii) use its best efforts to cause such registration statement or post-effective amendment to be declared effective as soon as practicable, and (iv) promptly notify the Distributor of such effectiveness.  The Issuer will take all other action necessary or appropriate to permit the public offering and sale of the Securities to continue as contemplated in the registration statement that was the subject of the Rule 401(g)(2) notice or for which the Issuer has otherwise become ineligible.  References herein to the Registration Statement shall include such new registration statement or post-effective amendment, as the case may be.

(iv)          Filing Fees.  The Issuer has paid or shall pay the required Commission filing fees relating to the Securities within the time required by Rule 456(b)(1) without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r).

(d)           Ineligible Issuer Status.  (i) At the earliest time after the filing of the Registration Statement that the Issuer or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Securities, and (ii) at the date of any Pricing Supplement, the Issuer was not and is not an “ineligible issuer,” as defined in Rule 405, including (x) the Issuer or any of its subsidiaries in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 and (y) the Issuer in the preceding three years not having been the subject of a bankruptcy petition or insolvency or similar proceeding, not having had a registration statement be the subject of a proceeding under Section 8 of the Act and not being the subject of a proceeding under Section 8A of the Act in connection with the offering of the Securities, all as described in Rule 405.

(e)           General Disclosure Package.  As of the Applicable Time, neither (i) the General Use Issuer Free Writing Prospectus(es) issued at or prior to the Applicable Time, the Statutory Prospectus identified in the General Disclosure Package Schedule and any other documents listed or disclosures stated in such schedule to be included in the General Disclosure Package, all considered together (collectively, the “General Disclosure Package”), nor (ii) any individual Limited Use Issuer Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from any Statutory Prospectus or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Issuer by the Distributor specifically for use therein, it being understood and agreed that, if there is any Terms Agreement, the only such information is that described as such in the Terms Agreement.  At the time of closing on the date of this Agreement, the General Disclosure Package shall consist only of the Final Prospectus.

(f)            Issuer Free Writing Prospectuses.  Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Securities or until any earlier date that the Issuer notified or notifies the Distributor as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information then contained in the Registration Statement.  If at any time following the issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information then contained in the Registration Statement or as a result of which such Issuer Free Writing Prospectus, if republished immediately following such event or development, would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (i) the Issuer has promptly notified or will promptly notify the Distributor,  and (ii) the Issuer has promptly amended or will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(g)           Organization of the Issuer.  The Issuer has been duly incorporated and is an existing corporation under the laws of Switzerland, with power and authority (corporate and other) to own its properties and conduct its business as described in the General Disclosure Package; and the Issuer is duly qualified to do business as a foreign corporation in good standing (where such concept applies) in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification.

(h)           Subsidiaries.  Each subsidiary of the Issuer that is a “significant subsidiary” as defined in Rule 405 under the Act (each a “Significant Subsidiary”) has been duly incorporated and is existing and, where such concept applies, in good standing under the laws of the jurisdiction of its incorporation, with power and authority (corporate and other) to own its properties and conduct its business as described in the General Disclosure Package; and each Significant Subsidiary of the Issuer is duly qualified to do business as a foreign corporation in good standing (where such concept applies) in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification; all of the issued and outstanding capital stock of each Significant Subsidiary of the Issuer has been duly authorized and validly issued and is fully paid and nonassessable; and the capital stock of each Significant Subsidiary owned by the Issuer, directly or through subsidiaries, is owned free from liens, encumbrances and defects.

(i)            Indenture; Offered Securities-Debt.  The Indenture has been duly authorized and has been duly qualified under the Trust Indenture Act and constitutes a valid and legally binding obligation of the Issuer enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; the Securities have been duly authorized, and when the Securities are delivered and paid for pursuant to this Agreement and any Terms Agreement, such Securities will have been duly executed, authenticated, issued and delivered and will conform to the information in the General Disclosure Package and to the description of such Securities contained in the Final Prospectus and the Indenture, and such Securities will constitute valid and legally binding obligations of the Issuer enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(j)            Listing.  If specified in the Pricing Supplement, the Securities have been approved for listing on the stock exchange indicated in the Pricing Supplement, subject to notice of issuance.

(k)           Absence of Further Requirements.  No consent, approval, authorization, or order of, or filing or registration with, any person (including any governmental agency or body or any court) is required for the consummation of the transactions contemplated by this Agreement and any Terms Agreement or the Indenture in connection with the offering, issuance and sale of the Securities by the Issuer, except such as have been obtained or made and such as may be required under state securities laws.

(l)            Title to Property.  Except as disclosed in the General Disclosure Package, the Issuer and its Significant Subsidiaries have good and marketable title to all real properties and all other properties and assets owned by them, in each case free from liens, charges, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or to be made thereof by them; and except as disclosed in the General Disclosure Package, the Issuer and its Significant Subsidiaries hold any leased real or personal property under valid and enforceable leases with no terms or provisions that would materially interfere with the use made or to be made thereof by them.

(m)          Absence of Defaults and Conflicts Resulting from Transaction.  The execution, delivery and performance of the Indenture, this Agreement and any Terms Agreement and the issuance and sale of the Securities and compliance with the terms and provisions thereof will not result in a breach or violation of any of the terms and provisions of, or constitute a default or a Debt Repayment Triggering Event (as defined below) under, or result in the imposition of any lien, charge or encumbrance upon any property or assets of the Issuer or any of its Significant Subsidiaries pursuant to, the charter or by-laws of the Issuer or any of its Significant Subsidiaries,  any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Issuer or any of its Significant Subsidiaries or any of their properties, or any agreement or instrument to which the Issuer or any such Significant Subsidiary is a party or by which the Issuer or any of its Significant Subsidiaries is bound or to which any of the properties of the Issuer or any such Significant Subsidiary is subject, or the charter or by-laws of the Issuer or any of its Significant Subsidiaries, and the Issuer has full power and authority to authorize, issue and sell the Securities as contemplated by this Agreement and any Terms Agreement; a “Debt Repayment Triggering Event” means any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture, or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Issuer or any of its Significant Subsidiaries.

(n)           Absence of Existing Defaults and Conflicts.  Neither the Issuer nor any of its Significant Subsidiaries is in violation of its respective charter or by-laws or in default (or with the giving of notice or lapse of time would be in default) under any existing obligation, agreement, covenant or condition contained in any indenture, loan agreement, mortgage, lease or other agreement or instrument to which any of them is a party or by which any of them is bound or to which any of the properties of any of them is subject, except such defaults that would not, individually or in the aggregate, result in a material adverse effect on the condition (financial or otherwise), results of operations, business, properties or prospects of the Issuer and its Significant Subsidiaries taken as a whole (“Material Adverse Effect”).

(o)           Authorization of Agreement.  This Agreement and any Terms Agreement have been duly authorized, executed and delivered by the Issuer.

(p)           Possession of Licenses and Permits.  The Issuer and its Significant Subsidiaries possess, and are in compliance with the terms of, all adequate certificates, authorizations, franchises, licenses and permits (“Licenses”) necessary or material to the conduct of the business now conducted or proposed in the General Disclosure Package to be conducted by them and have not received any notice of proceedings relating to the revocation or modification of any License that, if determined adversely to the Issuer or any of its Significant Subsidiaries, would individually or in the aggregate have a Material Adverse Effect.

(q)           Absence of Labor Dispute.  No labor dispute with the employees of the Issuer or any of its Significant Subsidiaries exists or, to the knowledge of the Issuer, is imminent that could have a Material Adverse Effect.

(r)            Possession of Intellectual Property.  The Issuer and its Significant Subsidiaries own, possess or can acquire on reasonable terms, adequate trademarks, trade names and other rights to inventions, know-how, patents, copyrights, confidential information and other intellectual property (collectively, “intellectual property rights”) necessary to conduct the business now operated by them, or presently employed by them, and have not received any notice of infringement of or conflict with asserted rights of others with respect to any intellectual property rights that, if determined adversely to the Issuer or any of its Significant Subsidiaries, would individually or in the aggregate have a Material Adverse Effect.

(s)           Environmental Laws.  Except as disclosed in the General Disclosure Package, neither the Issuer nor any of its Significant Subsidiaries is in violation of any statute, any rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “environmental laws”), owns or operates any real property contaminated with any substance that is subject to any environmental laws, is liable for any off-site disposal or contamination pursuant to any environmental laws, or is subject to any claim relating to any environmental laws, which violation, contamination, liability or claim would individually or in the aggregate have a Material Adverse Effect; and the Issuer is not aware of any pending investigation which might lead to such a claim.

(t)            Accurate Disclosure.  The statements in the General Disclosure Package and the Final Prospectus so indicated in the General Disclosure Package Schedule, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings and present the information required to be shown.

(u)           Absence of Manipulation.  The Issuer has not taken, directly or indirectly, any action that is designed to or that has constituted or that would reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Issuer to facilitate the sale or resale of the Securities.  For purposes of this representation, actions taken by affiliates of the Issuer acting as Distributor in compliance with Regulation M of the Exchange Act shall not be considered indirect actions of the Issuer.

(v)           Internal Controls and Compliance with the Sarbanes-Oxley Act.  Except as disclosed in the General Disclosure Package, the Issuer, its Significant Subsidiaries and the Issuer’s Board of Directors (the “Board”) are in compliance with Sarbanes-Oxley and all applicable Exchange Rules.  The Issuer maintains a system of internal controls, including, but not limited to, disclosure controls and procedures, internal controls over accounting matters and financial reporting, an internal audit function and legal and regulatory compliance controls (collectively, “Internal Controls”) that comply with the Securities Laws and are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Internal Controls are, or upon consummation of the offering of the Securities will be, overseen by the Audit Committee (the “Audit Committee”) of the Board in accordance with Exchange Rules.  Except as disclosed in the General Disclosure Package, the Issuer has not publicly disclosed or reported to the Audit Committee or the Board, and within the 90 days following the Closing Date or the offering of Securities, the Issuer does not reasonably expect to publicly disclose or report to the Audit Committee or the Board a material weakness, a change in Internal Controls or fraud involving management or other employees who have a significant role in Internal Controls (each, an “Internal Control Event”), any violation of, or failure to comply with, the Securities Laws, or any matter which, if determined adversely, would have a Material Adverse Effect.

(w)          Litigation.  Except as disclosed in the General Disclosure Package, there are no pending actions, suits or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) against or affecting the Issuer, any of its Significant Subsidiaries or any of their respective properties that, if determined adversely to the Issuer or any of its Significant Subsidiaries, would individually or in the aggregate have a Material Adverse Effect, or would materially and adversely affect the ability of the Issuer to perform its obligations under the Indenture, this Agreement or any Terms Agreement, or which are otherwise material in the context of the sale of the Securities; and no such actions, suits or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) are threatened or, to the Issuer’s knowledge, contemplated.

(x)            Financial Statements.  The consolidated financial statements included in the Registration Statement and the General Disclosure Package present fairly the financial position of the Issuer and its consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown, and, except as otherwise disclosed in the General Disclosure Package, such financial statements have been prepared in conformity with

U.S. GAAP applied on a consistent basis; any schedules included in the Registration Statement present fairly the information required to be stated therein; and, if the Registration Statement and the General Disclosure Package include or incorporate pro forma financial information (i) the assumptions used in preparing the pro forma financial information included in the Registration Statement and the General Disclosure Package provide a reasonable basis for presenting the significant effects directly attributable to the transactions or events described therein, (ii) the related pro forma adjustments give appropriate effect to those assumptions, and (iii) the pro forma columns therein reflect the proper application of those adjustments to the corresponding historical financial statement amounts.

(y)           No Material Adverse Change in Business.  Except as disclosed in the General Disclosure Package, since the end of the period covered by the latest audited financial statements included in the General Disclosure Package (i) there has been no change, nor any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Issuer and its subsidiaries, taken as a whole, that is material and adverse, (ii) there has been no dividend or distribution outside of the ordinary course of business declared, paid or made by the Issuer on any class of its capital stock and (iii)  there has been no material adverse change in the capital stock, short-term indebtedness, long-term indebtedness or total assets of the Issuer and its subsidiaries.

(z)            Investment Company Act.  The Issuer is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the General Disclosure Package, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(aa)         Ratings.  No “nationally recognized statistical rating organization” as such term is defined for purposes of Rule 436(g)(2) (i) has imposed (or has informed the Issuer that it is considering imposing) any condition (financial or otherwise) on the Issuer’s retaining any rating assigned to the Issuer or any securities of the Issuer or (ii) except as disclosed in the General Disclosure Package, has indicated to the Issuer that it is considering any of the actions described in Section 6(b)(ii) hereof.

(bb)         PFIC Status.  The Issuer was not a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”), for its most recently completed taxable year and, based on the Issuer’s current projected income, assets and activities, the Issuer does not expect to be classified as a PFIC for any subsequent taxable year.

(cc)         Payments in Foreign Currency.  Except as disclosed in the General Disclosure Package, under current laws and regulations of Switzerland and any political subdivision thereof, all interest, principal, premium, if any, and other payments due or made on the Securities may be paid by the Issuer to the holder thereof in United States dollars or Swiss francs that may be converted into foreign currency and freely transferred out of Switzerland and all such payments made to holders thereof or therein who are non-residents of Switzerland will not be subject to income, withholding or other taxes under laws and regulations of Switzerland or any political subdivision or taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in Switzerland or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in Switzerland or any political subdivision or taxing authority thereof or therein.

3.                                      Appointment as Distributor; Agreement of Distributor; Solicitations.

(a)           (i) Subject to the terms and conditions stated herein, the Issuer hereby appoints the Distributor as the agent of the Issuer for the purpose of soliciting or receiving offers to purchase the Securities to be issued by the Issuer during any Marketing Time.  For purposes of this Agreement, “Marketing Time” shall mean any time when no suspension of solicitation of offers to purchase Securities pursuant to Section 3(c) or Section 4(c) shall be in effect or any time when either the Distributor shall own any Securities with the intention of reselling them or the Issuer has accepted an offer to purchase Securities but the related settlement has not occurred.

(ii)           So long as this Agreement shall remain in effect, the Issuer shall not, without the consent of the Distributor, solicit or accept offers to purchase Securities otherwise than to or through the Distributor; provided, however, that, subject to all of the terms and conditions of this Agreement, the foregoing shall not be construed to prevent the Issuer from selling at any time any Registered Securities in a firm commitment underwriting pursuant to an underwriting agreement or terms agreement that does not provide for a continuous offering of such Registered Securities; and provided, further, that the Issuer reserves the right from time to time (i) to sell Securities directly to an investor, and (ii) to accept a specific offer to purchase Securities solicited by a dealer other than the Distributor (each an “Other Dealer”), without obtaining the prior consent of the Distributor, provided that (x) the Issuer shall give the Distributor notice of its decision to accept such an offer to purchase Securities in advance of such acceptance and (y) any Other Dealer shall agree to be bound by and subject to the terms and conditions of this Agreement binding on the Distributor (including the commission schedule set forth on Exhibit B).

(b)           (i)            On the basis of the representations and warranties contained herein, but subject to the terms and conditions herein set forth, the Distributor agrees, as the agent of the Issuer, to use reasonable efforts when requested by the Issuer to solicit offers to purchase the Securities upon the terms and conditions set forth in the Final Prospectus.

(ii)           The Distributor shall not have any obligation to purchase Securities from the Issuer; however, the Distributor may agree from time to time to purchase Securities as principal for resale to investors and other purchasers selected by the Distributor. Unless otherwise expressly agreed by the Issuer and the Distributor as contemplated by clause (v) below, each offer to sell Securities transmitted by the Distributor and accepted by the Issuer shall constitute acceptance of an offer to sell such Securities to the Distributor for resale. In addition, if so specified in a Terms Agreement executed by the Issuer and the Distributor, the Distributor shall act as representative of the several underwriters named in such Terms Agreement for resale of the Securities specified in such Terms Agreement upon the terms and subject to the conditions specified in such Terms Agreement, this Agreement and in the Final Prospectus, as supplemented by the applicable Pricing Supplement.  It is understood that the Distributor and any underwriters for which it may act as representative propose that they will offer any Securities which they agree to purchase as principal for sale as set forth in the Final Prospectus, including the applicable Pricing Supplement.

(iii)          Upon acceptance by the Issuer of an offer by the Distributor to purchase Securities as principal, unless the Issuer and the Distributor execute a Terms Agreement substantially in the form of Exhibit A-2 hereto (a “Terms Agreement”), any written confirmation or communication transmitted by the Distributor to the Issuer or, in the absence of a Terms Agreement or such other written confirmation or communication, the oral agreement with respect to the terms of the Securities and of their offer and sale evidenced by the offer communicated by the Distributor and accepted by the Issuer, in each case together with the provisions of this Agreement, shall constitute an agreement between the Distributor and the Issuer for the sale and purchase of such Securities (whether or not any Terms Agreement or other written confirmation or communication shall have been executed by the Issuer or the Distributor).  Each purchase of Securities by the Distributor shall, unless otherwise agreed, be at a discount from the principal amount of each such Security equivalent to the applicable commission set forth in Exhibit B hereto.

(iv)          The Distributor is authorized to engage the services of any other brokers or dealers in connection with the offer or sale of Securities purchased by the Distributor as principal for resale to others and may reallow any portion of the discount received from the Issuer to such brokers or dealers.

(v)           If expressly agreed by the Distributor and the Issuer, the Distributor will solicit offers to purchase Securities from the Issuer through the Distributor, acting as agent, in accordance with the provisions of this Agreement.  In such event, the Distributor shall communicate to the Issuer, orally or in writing, each reasonable offer to purchase Securities received by it as agent; and the Issuer shall have the sole right to accept offers to purchase the Securities and may reject any such offer, in whole or in part.  The Distributor shall have the right, in its discretion reasonably exercised, without notice to the Issuer, to reject any offer to purchase Securities received by it as such agent, in whole or in part, and any such rejection shall not be deemed a breach of its agreement contained herein. At the time of delivery of, and payment for, any Securities sold by the Issuer as a result of a solicitation made by, or offer to purchase received by, the Distributor, acting on an agency basis, the Issuer agrees to pay the Distributor a commission in accordance with the schedule set forth in Exhibit B hereto.

(vi)          The Distributor shall not have any responsibility for maintaining records with respect to the aggregate principal amount of Securities sold.

(vii)         No Security which the Issuer has agreed to sell pursuant to this Agreement shall be deemed to have been purchased and paid for, or sold by the Issuer, until such Security shall have been delivered to the purchaser thereof against payment by such purchaser.

(c)           Upon receipt of notice from the Issuer as contemplated by Section 4(c) hereof, the Distributor shall suspend its solicitation of offers to purchase Securities until such time as the Issuer shall have furnished it with an amendment or supplement to the Registration Statement or the Final Prospectus, as the case may be, contemplated by Section 4(c) and shall have advised the Distributor that such solicitation may be resumed.

The Issuer reserves the right, in its sole discretion, to suspend solicitation of offers to purchase the Securities commencing at any time for any period of time or permanently. Upon receipt of at least one Business Day’s prior notice from the Issuer, the Distributor will forthwith suspend solicitation of offers to purchase Securities from the Issuer until such time as the Issuer has advised the Distributor that such solicitation may be resumed. For the purpose of the foregoing sentence, “Business Day” shall mean any day that is not a Saturday or Sunday, and that in The City of New York is not a day on which banking institutions generally are authorized or obligated by law or executive order to close.

(d)           Administrative procedures respecting the sale of Securities (the “Procedures”) shall be agreed upon from time to time by the Distributor and the Issuer.  The initial Procedures, which are set forth in Exhibit C hereto, shall remain in effect until changed by agreement between the Issuer and the Distributor.  The Distributor and the Issuer agree to perform the respective duties and obligations specifically provided to be performed by each of them herein and in the Procedures.  The Issuer will furnish to the Trustee a copy of the Procedures as from time to time in effect.

(e)           The documents required to be delivered by Section 6 hereof shall be delivered at the office of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York  10006, or at such other place as may be mutually agreed by the Issuer and the Distributor, not later than 9:30 A.M., New York City time, on the date of this Agreement or at such later time as may be mutually agreed by the Issuer and the Distributor, which in no event shall be later than the time at which the Distributor commences solicitation of purchases of Securities hereunder, such time and date being herein called the “Closing Date”. For purposes of Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the settlement date (if later than the otherwise applicable settlement date) shall be the date for payment of funds and delivery of securities for all the Securities sold pursuant to an offering of Securities having identical terms (including the issue date) and terms of sale (whether or not set forth in a single Terms Agreement).

4.             Certain Agreements of the Issuer.

The Issuer agrees with the Distributor that it will furnish to Cravath, Swaine & Moore LLP, counsel for the Distributor, one signed copy of the Registration Statement, including all exhibits, in the form it became effective and of all amendments and supplements thereto and that, in connection with each offering of Securities:

(a)           Filing of Pricing Supplements.  The Issuer will prepare a Pricing Supplement with respect to any Securities to be offered and sold to or through the Distributor pursuant to this Agreement and, after approval of such Pricing Supplement by the Distributor, will file such

Pricing Supplement with the Commission pursuant to and in accordance with Rule 424(b) under the Act.  The Issuer has complied and will comply with Rule 433.

(b)           Filing of Amendments; Response to Commission Requests.  The Issuer will promptly advise the Distributor of any proposal to amend or supplement the Registration Statement or any Statutory Prospectus at any time and will afford the Distributor a reasonable opportunity to comment on any such proposed amendment or supplement (other than any Pricing Supplement that relates to Securities not purchased through or by such Distributor), and if the Issuer effects any amendment or supplementation of the Registration Statement or the Statutory Prospectus to which the Distributor objects, the Distributor shall be relieved of its obligations under Section 3(b) to solicit offers to purchase Securities until such time as the Issuer shall have filed such further amendments or supplements such that the Distributor is reasonably satisfied with the Registration Statement and the Statutory Prospectus, as then amended or supplemented; and the Issuer will also advise the Distributor promptly of (i) the filing of any such amendment or supplement, (ii) any request by the Commission or its staff for any amendment to any Registration Statement, for any supplement to any Statutory Prospectus or for any additional information, (iii) the institution by the Commission of any stop order proceedings in respect of a Registration Statement or the threatening of any proceeding for that purpose, and (iv) the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Securities in any jurisdiction or the institution or threatening of any proceedings for such purpose.  The Issuer will use its best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof.

(c)           Continued Compliance with Securities Laws.  If, at any time when a prospectus relating to the Securities is (or but for the exemption in Rule 172 under the Act would be) required to be delivered under the Act, any event occurs as a result of which the Final Prospectus, as then amended or supplemented, would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or if it is necessary at any such time to amend the Registration Statement or supplement the Final Prospectus to comply with the Act, the Issuer will promptly notify the Distributor by telephone (with confirmation in writing) to suspend solicitation of offers to purchase the Securities and to cease making offers or sales of Securities which the Distributor may then own as principal; and if the Issuer shall decide to amend or supplement the Registration Statement or the Final Prospectus, it will promptly advise the Distributor by telephone (with confirmation in writing) and, subject to the provisions of subsection (a) of this Section, will promptly prepare and file with the Commission  and furnish, at its own expense, to the Distributor, an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance.  Notwithstanding the foregoing, if, at the time any such event occurs or it becomes necessary to amend the Final Prospectus to comply with the Act, the Distributor shall own any of the Securities with the intention of reselling them, or the Issuer has accepted an offer to purchase Securities but the related settlement has not occurred, the Issuer, subject to the provisions of subsection (a) of this Section, will promptly prepare and file with the Commission an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance.  Neither the Distributor’s consent to, nor its delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 6.

(d)           Filing of required documents with the Commission.  The Issuer will file promptly all documents required to be filed with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.  In addition, on or prior to the date on which the Issuer makes any announcement to the general public concerning earnings or concerning any other event which is required to be described, or which the Issuer proposes to describe, in a document filed pursuant to the Exchange Act, the Issuer will furnish the information contained or to be contained in such announcement to the Distributor, confirmed in writing and, subject to the provisions of subsections (a) and (b) of this Section, will cause the Final Prospectus to be amended or supplemented to reflect the information contained in such announcement. The Issuer also will furnish the Distributor with copies of all press releases or announcements to the general public.

(e)           Notification of Distributor.  The Issuer will immediately notify the Distributor of any downgrading in the rating of any debt securities of the Issuer or any proposal to downgrade the rating of any debt securities of the Issuer by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Act), or any public announcement that any such organization has under surveillance or review its rating of any debt securities of the Issuer (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading of such rating), as soon as the Issuer learns of such downgrading, proposal to downgrade or public announcement.

(f)            Rule 158.  As soon as practicable, but not later than 16 months, after the date of each acceptance by the Issuer of an offer to purchase Securities hereunder, the Issuer will make generally available to its securityholders an earnings statement covering a period of at least 12 months beginning after the date of such acceptance and satisfying the provisions of Section 11(a) of the Act and Rule 158.

(g)           Furnishing of Prospectuses.  The Issuer will furnish to the Distributor copies of the Registration Statement, including all exhibits, any Statutory Prospectus relating to the Securities, the Final Prospectus and all amendments and supplements to such documents (including any Pricing Supplement), in each case as soon as available and in such quantities as are reasonably requested.

(h)           Blue Sky Qualifications.  The Issuer will arrange for the qualification of the Securities for sale and the determination of their eligibility for investment under the laws of such jurisdictions as the Distributor designates and will continue such qualifications in effect so long as required for the distribution.

(i)            Reporting Requirements.  For so long as the Securities remain outstanding, the Issuer will furnish to the Distributor, (i) as soon as practicable after the end of each fiscal year, a copy of its annual report for such year, (ii) as soon as available, a copy of each report of the Issuer filed with the Commission under the Exchange Act, if any, and (iii) from time to time, such other information concerning the Issuer as the Distributor may reasonably request. However, so long as the Issuer is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act and is timely filing reports with the Commission on its Electronic Data Gathering, Analysis and Retrieval system or any successor system (“EDGAR”), it is not required to furnish such reports or statements to the Distributor.

(j)            Payment of Expenses.  The Issuer will pay all expenses incident to the performance of its obligations under this Agreement and any Terms Agreement, including but not limited to any filing fees and other expenses (including fees and disbursements of counsel) to the Distributor incurred in connection with qualification of the Securities for sale and determination of their eligibility for investment under the laws of such jurisdictions as the Distributor may designate and the preparation and printing of memoranda relating thereto, for any fees charged by investment rating agencies for the rating of the Securities, for any filing fee incident to, and the reasonable fees and disbursements of counsel to the Distributor in connection with, review by the Financial Industry Regulatory Authority relating to the Securities, for expenses incurred by the Distributor in distributing the Final Prospectus and all supplements thereto (including any Pricing Supplement), any preliminary prospectuses and any preliminary prospectus supplements, for costs incurred by the Distributor in advertising any offering of Securities and for the Distributor’s reasonable expenses (including the reasonable fees and disbursements of counsel to the Distributor) incurred in connection with the establishment or maintenance of the program contemplated by this Agreement or otherwise in connection with the activities of the Distributor under this Agreement.

(k)           Use of Proceeds.  The Issuer will (i) use the net proceeds received in connection with any offering of Securities in the manner described in the “Use of Proceeds” section of the General Disclosure Package; and (ii) except as disclosed in the General Disclosure Package, the Issuer does not intend to use any of the proceeds from the sale of the Securities hereunder to repay any outstanding debt owed to any affiliate of any Distributor that is not affiliated with the Issuer.

(l)            Absence of Manipulation.  The Issuer will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, stabilization or manipulation of the price of any securities of the Issuer to facilitate the sale or resale of the Securities.

(m)          Taxes.  The Issuer will indemnify and hold harmless the Distributor against any documentary, stamp or similar issue tax, including any interest and penalties, on the creation, issue and sale of the Securities and on the execution and delivery of any Terms Agreement. All payments to be made by the Issuer thereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Issuer is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Issuer shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

5.             Free Writing Prospectuses.

(a)           Issuer Free Writing Prospectuses.  The Issuer represents and agrees that, unless it obtains the prior consent of the Distributor, and the Distributor represents and agrees that, unless it obtains the prior consent of the Issuer, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission.  Any such free writing prospectus consented to by the Issuer and the Distributor is hereinafter referred to as a “Permitted Free Writing Prospectus.”  The Issuer represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping.

(b)           Term Sheets.  If so requested by the Distributor, the Issuer will prepare a final term sheet relating to the Securities, containing only information that describes the final terms of the Securities and otherwise in a form consented to by the Distributor, and will file such final term sheet within the period required by Rule 433(d)(5)(ii) following the date such final terms have been established for all classes of the offering of the Securities.  Any such final term sheet is an Issuer Free Writing Prospectus and a Permitted Free Writing Prospectus for purposes of this Agreement.  The Issuer also consents to the use by the Distributor of a free writing prospectus that contains only (i)(x) information describing the preliminary terms of the Securities or their offering or (y) information that describes the final terms of the Securities or their offering and that is included in the final term sheet of the Issuer contemplated in the first sentence of this subsection or (ii) other information that is not “issuer information,” as defined in Rule 433, it being understood that any such free writing prospectus referred to in clauses (i) or (ii) above shall not be an Issuer Free Writing Prospectus for purposes of this Agreement.

6.             Conditions of the Obligations of the Distributor.

The obligations of the Distributor, as agent of the Issuer, under this Agreement at any time to solicit offers to purchase the Securities and to purchase Securities from the Issuer as principal is subject to the accuracy, on each Representation Date and on the date of each such solicitation and, if specified in a Terms Agreement, if any, at the time of delivery of the Securities in such Terms Agreement, of the representations and warranties of the Issuer herein, to the accuracy, on each such date, of the statements of the Issuer’s officers made pursuant to the provisions hereof, to the performance, on or prior to each such date, by the Issuer of its obligations hereunder, and to each of the following additional conditions precedent:

(a)           Filing of Prospectus.  The Final Prospectus, as amended or supplemented as of any Representation Date or date of such solicitation, as the case may be, shall have been filed with the Commission in accordance with the Rules and Regulations and Section 4(a) hereof, and no stop order suspending the effectiveness of the Registration Statement or of any part thereof shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Issuer or the Distributor, shall be contemplated by the Commission.

(b)           No Material Adverse Change.  There shall not have occurred (i) any change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Issuer or its Significant Subsidiaries taken as a whole which, in the judgment of the Distributor, is material and adverse and makes it impractical or inadvisable to market the Securities; (ii) any downgrading in the rating of any debt securities of the Issuer by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g)), or any public announcement that any such organization has under surveillance or review its rating of any debt securities of the Issuer (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating); (iii) any change in the United States or Switzerland or international financial, political or economic conditions or currency exchange rates or exchange controls the effect of which is such as to make it, in the judgment of the Distributor, impractical to market or to enforce contracts for the sale of the Securities, whether in the primary market or in respect of dealings in the secondary market; (iv) any suspension or material limitation of trading in securities generally on the New York Stock Exchange, or any setting of minimum or maximum prices for trading on such exchange; (v) any suspension of trading of any securities of the Issuer on any exchange or in the over-the-counter market; (vi) any banking moratorium declared by U.S. federal, New York or Swiss authorities; (vii) any major disruption of settlements of securities, payment or clearance services in the United States or Switzerland or any other country where such securities are listed or (viii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States or Switzerland, any declaration of war by Congress or any other national or international calamity or emergency if, in the judgment of the Distributor, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency is such as to make it impractical or inadvisable to market the Securities or to enforce contracts for the sale of the Securities.

(c)           Suspension or Material Limitation in Foreign Exchange Trading.  With respect to any Security denominated in a currency other than the U.S. dollar, more than one currency or a composite currency or any Security the principal or interest of which is indexed to such currency, currencies or composite currency, there shall not have occurred a suspension or material limitation in foreign exchange trading in such currency, currencies or composite currency by a major international bank, a general moratorium on commercial banking activities in the country or countries issuing such currency, currencies or composite currency, the outbreak or escalation of hostilities involving, the occurrence of any material adverse change in the existing financial, political or economic conditions of, or the declaration of war or a national emergency by, the country or countries issuing such currency, currencies or composite currency or the imposition or proposal of exchange controls by any governmental authority in the country or countries issuing such currency, currencies or composite currency.

(d)           Opinion of Swiss Counsel for the Issuer.  At the Closing Date and, if specified in a Terms Agreement, if any, at the time of delivery of the Securities described in such Terms Agreement, the Distributor shall have received an opinion, dated the Closing Date, or such date of delivery, as the case may be, of Homburger AG, Swiss counsel for the Issuer to the effect that:

(i)            Status.  The Issuer has been duly incorporated and is an existing corporation under the laws of Switzerland, with corporate power and authority to own its properties and conduct its business in Switzerland as a bank;

(ii)           Authority.  The Issuer has the corporate power and authority to execute and deliver each of the Indenture, this Agreement and any Terms Agreement, to issue the Securities and to perform its obligations under each of these agreements;

(iii)          Corporate Action.  The Issuer has taken all necessary corporate action to authorize the execution and delivery by the Issuer of each of the Indenture, this Agreement and any Terms Agreement, the issuance of the Securities and the performance by the Issuer of its obligations under each of these agreements;

(iv)          Delivery.  This Agreement, any Terms Agreement and the Indenture have been duly executed and delivered by the Issuer (where relevant, acting through the branch) and the choice of New York law expressed to be governing each of these agreements or documents (except for the subordination provisions in the Supplemental Indenture, which are governed by Swiss law) will be recognized under the laws of Switzerland.  Accordingly, (i) New York law will determine the validity, binding nature and enforceability of each of these agreements or documents (except for the subordination provisions in the Supplemental Indenture, which are governed by Swiss law), and (ii) as far as Swiss law is concerned, these agreements or documents will constitute valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms;

(v)           Absence of Conflict.  The execution and delivery by the Issuer (where relevant, acting through the branch) and the other parties thereto of each of the Indenture, this Agreement and any Terms Agreement, the issuance, sale and delivery of the Securities and the performance by the Issuer and the other parties thereto of their respective obligations under each of the Securities, the Indenture, this Agreement and any Terms Agreement, do not and will not conflict with or result in a breach of any provisions of the laws of Switzerland applicable to the Issuer or of the Articles of Association of the Issuer;

(vi)          Absence of Further Requirements.  No consent, approval, authorization or order of, or filing with, any person (including any governmental agency or body or any court) in Switzerland is required for the consummation of the transactions contemplated by this Agreement and any Terms Agreement in connection with the offering, issuance and sale by the Issuer (where relevant, acting through the branch) of the Securities, the execution and delivery of the Indenture, including the performance of the obligations of the Issuer under the Securities;

(vii)         Absence of Authorization.  In order to ensure the legality, validity, enforceability or admissibilty in evidence of each of the Securities, the Indenture, this Agreement and any Terms Agreement, it is not necessary that they be filed or recorded with any public office in Switzerland;

(viii)        Trustee.  It is not necessary that The Bank of New York Mellon (formerly known as The Bank of New York), acting in its capacity as the Trustee under the Indenture, should be licensed, qualified or otherwise entitled to carry on business in Switzerland (i) in order to enable it to enforce its rights, or exercise any power, duty or obligation conferred or imposed on it, under the Indenture (including, without limitation, its right to bring a claim or a proceeding on behalf of the Holders (as defined in the Indenture) in a court of competent jurisdiction in Switzerland to enforce the obligations of the Issuer thereunder) or (ii) by reason of the execution of the Indenture by the Trustee or of the performance by the Trustee of its obligations thereunder;

(ix)           Ability to Be Sued.  The Issuer can sue and be sued in its own name;

(x)            Stamp Taxes.  No Swiss stamp or other issuance or transfer taxes or duties are payable in connection with the execution and delivery of this Agreement; provided, however, that the Terms Agreement is entered into by Credit Suisse acting through a branch outside Switzerland and that the Securities are issued by Credit Suisse acting through a branch outside Switzerland and, in each case, that the net proceeds from the issue of the Securities are used outside Switzerland; and

(xi)           Obligations for Branch Actions.  As far as Swiss law is concerned, (A) the execution and delivery of the Terms Agreement by the Issuer, acting through the relevant branch, (B) the execution and delivery of the Indenture by the Issuer, and (C) the execution, issuance and delivery of the Securities by the Issuer acting through the relevant branch, fully obligates the Issuer (with recourse not limited to branch assets) on the Terms Agreement, the Indenture and the Securities.

(e)           Opinion of Guernsey Counsel for the Issuer.  If the Securities are issued by the Issuer, acting through its Guernsey branch and, if specified in a Terms Agreement, at the time of delivery of the Securities described in such Terms Agreement, the Distributor shall have received an opinion, dated such date of delivery, of Carey Olsen, Guernsey counsel for the Issuer, to the effect that:

(i)            Status.  The Issuer has been licensed by the relevant Guernsey authority to maintain its Guernsey branch and to carry on a banking business in accordance with the provisions of Guernsey law and had full power and authority to engage in such business in Guernsey;

(ii)           Absence of Conflict.  The execution and delivery by the Issuer and the other parties thereto of the Terms Agreement and the Indenture, the issuance and sale of the Securities by the Issuer and the performance by the Issuer and the other parties thereto of their respective obligations under each of the Terms Agreement, Securities and the Indenture do not and will not conflict with or result in a breach of any provisions of the laws of Guernsey;

(iii)          Absence of Further Requirements.  No consent, approval, authorization or order of (other than those consents and authorizations which have already been obtained), or filing with, any person (including any governmental agency or body or any court) in Guernsey is required for the consummation of the transactions contemplated by the Terms Agreement in connection with the offering, issuance, sale and delivery by the Issuer of the Securities or the execution and delivery of the Indenture, including the performance of the obligations of the Issuer under the Securities; and

(iv)          Absence of Authorization.  In order to ensure the legality, validity, enforceability or admissibility in evidence of each of the Securities, the Indenture and the Terms Agreement, it is not necessary that they be filed or recorded with any public office in Guernsey.

(f)            Opinion of U.S. Counsel for the Issuer.  At the Closing Date and, if specified in a Terms Agreement, if any, at the time of delivery of the Securities described in such Terms

Agreement, the Distributor shall have received an opinion, dated the Closing Date, or such date of delivery, as the case may be, of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel for the Issuer, to the effect that:

(i)            Securities.  Assuming the execution and delivery of the Securities have been duly authorized by all necessary corporate action of the Issuer and the Securities have been duly authorized for issuance and sale pursuant to this Agreement, when duly executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the purchasers thereof pursuant to this Agreement, the Securities will constitute valid, binding, and enforceable obligations of the Issuer, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; the Securities are entitled to the benefits of the Indenture; and the description of such Securities contained in the General Disclosure Package, insofar as the description purports to summarize certain provisions of such Securities, provides a fair summary of the provisions of such Securities, and the summary of the principal U.S. federal income tax consequences of an investment in the Securities constitutes a fair summary of the principal U.S. federal income tax consequences of an investment in the Securities;

(ii)           Investment Company Act.  No registration of the Issuer under the Investment Company Act is required for the offer and sale of the Securities by the Issuer in the manner contemplated by the General Disclosure Package and the application of the proceeds thereof as described in the General Disclosure Package;

(iii)          Absence of Further Requirements.  The issuance and sale of the Securities pursuant to this Agreement do not, and the performance by the Issuer of its obligations in this Agreement, the Indenture and the Securities will not, (a) require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States or the State of New York that in such counsel’s experience normally would be applicable to general business entities or to banks with respect to such issuance, sale or performance, except such as have been obtained or effected under the Act and the Trust Indenture Act (it being understood that such counsel need not express any opinion relating to any state securities or Blue Sky laws), or (b) result in a breach or violation of any of the terms and provisions of, or constitute a default under, any of the agreements of the Issuer filed as exhibits to the Registration Statement or filed as exhibits to the documents incorporated by reference therein;

(iv)          Compliance with Registration Requirements; Effectiveness.  Based solely on an electronic or telephonic confirmation from a representative of the Commission, the Registration Statement is effective under the Act, the Final Prospectus was filed with the Commission pursuant to the subparagraph of Rule 424(b) specified in such opinion on the date specified therein, and, to the best of such counsel’s knowledge, no stop order with respect thereto has been issued and, to the best of such counsel’s knowledge, no proceedings for that purpose have been instituted or threatened by the Commission; and such counsel do not know of any contracts or documents of a character required to be described in the Registration Statement or the Final Prospectus or to be filed as exhibits to the Registration Statement which are not described and filed as required;

(v)                                 Indenture; Trust Indenture Act.  Assuming the due authorization, execution and delivery by the Issuer of the Indenture, the Indenture has been duly executed and delivered by the Issuer under the laws of the State of New York, and qualified under the Trust Indenture Act, and is a valid, binding and enforceable agreement of the Issuer, subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting creditors’ rights generally and to general principles of equity;

(vi)                              Disclosure.  The Registration Statement, as of the Effective Time relating to the Securities, and the Final Prospectus, as of the Closing Date or the time of delivery of the Securities described in such Terms Agreement, and any amendment or supplement thereto, as of its date, appeared on their face to be appropriately responsive in all material respects to the requirements of the Act, the Trust Indenture Act and the Rules and Regulations; no information has come to such counsel’s attention that causes it to believe that the Registration Statement, as of the Effective Time relating to the Securities, or any amendment thereto, as of its Effective Time, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading; or that the Final Prospectus, as of the Closing Date or the time of delivery of the Securities described in such Terms Agreement, or the amendment or supplement thereto, as of its date, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or that the General Disclosure Package, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, it being understood that such counsel need not express any opinion as to the financial statements or other financial data or management’s report on internal control over financial reporting contained in the Registration Statement, the Final Prospectus or the General Disclosure Package;

(vii)                           Distribution Agreement.  This Agreement has been duly executed and delivered by the Issuer under the laws of the State of New York; and

(viii)                        Absence of Litigation.  The disclosure letter required by Section 6(f) shall include a statement confirming that, based solely on inquiry of the General Counsel of the Issuer or a Managing Director responsible for overseeing the Issuer’s litigation, such counsel knows of no U.S. federal or New York State legal or governmental proceedings to which the Issuer, Credit Suisse Securities (USA) LLC or Credit Suisse (USA), Inc. is a party that are currently pending before any U.S. federal or New York State adjudicative tribunal or that have been threatened by a written communication manifesting an intention to initiate such proceedings received by the management of the Issuer or by such counsel that are required to be disclosed in the Registration Statement or the documents incorporated by reference therein that are not disclosed in the General Disclosure Package, including the documents incorporated by reference therein, and the Final Prospectus, including the documents incorporated by reference therein.

In rendering the opinion in paragraph (iii), such counsel may assume that to the extent any document referred to in clause (b) of paragraph (iii) is governed by the law of a jurisdiction other than the federal law of the United States of America or the law of the State of New York, such document would be enforced as written.  In addition, in rendering the opinions in paragraphs (i) and (iii), such counsel may assume that with respect to any Security that includes any alternative or additional terms that are not specified in the forms of Securities examined by such counsel, such inclusion (x) would not require the Issuer to obtain any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States or the State of New York in order for the Issuer to issue and sell such Security pursuant to this Agreement, or to perform its obligations in this Agreement, the Indenture and the Securities, (y) would not cause the issuance and sale of such Security pursuant to this Agreement and the performance by the Issuer of its obligations under this Agreement, the Indenture and the Securities to result in a breach or violation of any of the terms and provisions of, or constitute a default under, the documents referred to in clause (b) of paragraph (iii), and (z) would not cause such Security to be not valid, binding or enforceable.

(g)                                 Officer’s Certificate.  At the Closing Date and, if specified in a Terms Agreement, if any, at the time of delivery of the Securities described in such Terms Agreement, the Distributor shall have received a certificate, dated the Closing Date or such date of delivery, as the case may be, of any two Authorized Persons (as defined below) in which such Authorized Persons to the best of their knowledge and after reasonable investigation shall state that:  the representations and warranties of the Issuer in this Agreement and any Terms Agreement are true and correct; the Issuer has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the date of such certificate; no stop order suspending the effectiveness of the Registration Statement or of any part thereof has been issued and no proceedings for that purpose have been instituted or, to the best of their knowledge and after reasonable investigation, are contemplated by the Commission; and subsequent to the date of the most recent financial statements in the General Disclosure Package, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Issuer and its subsidiaries taken as a whole except as disclosed in the General Disclosure Package or as described in such certificate. In the case of each such certificate delivered pursuant to a Terms Agreement, the statements contained in such certificate relating to the Registration Statement or the Final Prospectus shall relate to the Registration Statement or the Final Prospectus, as the case may be, as amended or supplemented as of the date of the Issuer’s acceptance of the offer to purchase such Securities and as of the time of delivery of such Securities. For the purposes of this Agreement, the term “Authorized Person” means the Chief Financial Officer of the Issuer and such other officers or employees of the Issuer, or any of its branches or affiliates, as may be designated as “Authorized Persons” by power of attorney signed by the Chief Financial Officer of the Issuer or otherwise duly executed by and on behalf of the Issuer.

(h)                                 Accountant’s Letter.  At the Closing Date and, if specified in a Terms Agreement, if any, at the time of delivery of the Securities described in such Terms Agreement, the Distributor shall have received a letter, dated the Closing Date or such date of delivery, as the case may be, of KPMG Klynveld Peat Marwick Goerdeler SA, confirming that they are a registered public accounting firm and independent public accountants within the meaning of the Securities Laws and substantially in the form of Schedule A hereto.

(i)                                     Opinion of Counsel for the Distributor.  At the Closing Date and, if specified in a Terms Agreement, if any, at the time of delivery of the Securities described in such Terms Agreement, the Distributor shall have received from Cravath, Swaine & Moore LLP, counsel for the Distributor, such opinion or opinions, dated the Closing Date or such date of delivery, as the case may be, with respect to such matters as the Distributor may require, and the Issuer shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.  In rendering such opinion, Cravath, Swaine & Moore LLP may rely as to the incorporation of the Issuer and all other matters governed by Swiss law upon the opinion of Homburger AG referred to above.

The Issuer will furnish the Distributor with such conformed copies of such opinions, certificates, letters and documents as the Distributor may reasonably request.  The Distributor may in its sole discretion waive compliance with any conditions to the obligations of the Distributor under this Agreement and any Terms Agreement.

7.                                      Additional Covenants of the Issuer.  The Issuer agrees that:

(a)                                  Each acceptance by the Issuer of an offer for the purchase of Securities shall be deemed to be an affirmation that its representations and warranties contained in this Agreement are true and correct at the time of such acceptance and a covenant that such representations and warranties will be true and correct at the time of delivery to the purchaser of the Securities as though made at and as of each such time, it being understood that such representations and warranties shall relate to the Registration Statement and the Final Prospectus, each as amended or supplemented to each such date.

(b)                                 Each time that the Registration Statement or the Final Prospectus shall be amended or supplemented through the filing with the Commission by the Issuer of an annual report on Form 20-F, report on Form 6-K containing quarterly financial information incorporated by reference in the Registration Statement (or any amendment thereto) or (if requested by the Distributor at the time of such filing) any other report on Form 6-K or any other post-effective amendment to such Registration Statement or amendment or supplement to such Final Prospectus (other than a Pricing Supplement), the Issuer shall, unless otherwise waived by the Distributor, (A) concurrently with such amendment or supplement, if such amendment or supplement shall occur at a Marketing Time, or (B) immediately at the next Marketing Time if such amendment or supplement shall not occur at a Marketing Time, furnish the Distributor with a certificate, dated the date of delivery thereof, of any two Authorized Persons, in form satisfactory to the Distributor, to the effect that the statements contained in the certificate covering the matters set forth in Section 6(g) hereof which was last furnished to the Distributor pursuant to this Section 7(b) are true and correct at the time of such amendment or supplement, as though made at and as of such time or, in lieu of such certificate, a certificate of the same tenor as the certificate referred to in Section 6(g); provided, however, that any certificate furnished under this Section 7(b) shall relate to the Registration Statement and the Final Prospectus as amended or supplemented at the time of delivery of such certificate and, in the case of the matters set forth in Section 6(g), to the time of delivery of such certificate.

(c)                                  At each Representation Date referred to in Section 7(b), the Issuer shall, unless otherwise waived by the Distributor, (A) concurrently if such Representation Date shall occur at a Marketing Time, or (B) immediately at the next Marketing Time if such Representation Date shall not occur at a Marketing Time, furnish the Distributor with a written opinion or opinions, dated the date of such Representation Date, of counsel for the Issuer, in form satisfactory to the Distributor, to the effect set forth in Sections 6(d) and (f) hereof; provided, however, that to the extent appropriate such opinion or opinions may reconfirm matters set forth in a prior opinion delivered at the Closing Date or under this Section 7(c); provided further, however, that any opinion or opinions furnished under this Section 7(c) shall relate to the Registration Statement and the Final Prospectus as amended or supplemented at such Representation Date and shall state that the Securities sold in the relevant Applicable Period (as defined below) have been duly executed, authenticated, issued and delivered and constitute valid and legally binding obligations of the Issuer enforceable in accordance with their terms, subject only to the exceptions set forth in clause (i) of Section 6(f) hereof as to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and general equity principles, and conform to the description thereof contained in the Final Prospectus as amended or supplemented at the relevant date or dates for the delivery of such Securities to the purchaser or purchasers thereof.  For the purpose of this Section 7(c), “Applicable Period” shall mean with respect to any opinion delivered on a Representation Date the period commencing on the date as of which the most recent prior opinion delivered at the Closing Date or under this Section 7(c) speaks and ending on such Representation Date.

(d)                                 At each Representation Date referred to in Section 7(b) on which the Registration Statement or the Prospectus shall be amended or supplemented to include additional financial information, the Issuer shall cause KPMG Klynveld Peat Marwick Goerdeler SA, unless otherwise waived by the Distributor, (A) concurrently if such Representation Date shall occur at a Marketing Time, or (B) immediately at the next Marketing Time if such Representation Date shall not occur at a Marketing Time, to furnish the Distributor with a letter, addressed jointly to the Issuer and the Distributor and dated the date of such Representation Date, in form and substance satisfactory to the Distributor, to the effect set forth in Section 6(h) hereof; provided, however, that to the extent appropriate such letter may reconfirm matters set forth in a prior letter delivered at the Closing Date or pursuant to this Section 7(d); provided further, however, that any letter furnished under this Section 7(d) shall relate to the Registration Statement and the Final Prospectus as amended or supplemented at such Representation Date, with such changes as may be necessary to reflect changes in the financial statements and other information derived from the accounting records of the Issuer.

(e)                                  On each date for the delivery of Securities to the purchaser thereof, the Issuer shall, if requested by the Distributor, furnish the Distributor with a written opinion or opinions, dated the date of delivery thereof, of counsel for the Issuer, in form satisfactory to the Distributor, to the effect set forth in clauses (i), (iii) and (xi) of Section 6(d), if the Securities are issued by the Issuer, acting through its Guernsey branch, Section 6(e), and clauses (i) and (v) of Section 6(f) hereof; provided, however, that any opinion furnished under this Section 7(e) shall relate to the Final Prospectus as amended or supplemented at such delivery date and shall state that the Securities being sold by the Issuer on such delivery date, when delivered against payment therefor as contemplated by this Agreement, will have been duly executed, authenticated, issued and delivered and will constitute valid and legally binding obligations of the Issuer enforceable in accordance with their terms, subject only to the exceptions set forth in clause (i) of Section 6(f) hereof as to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and general equity principles, and will conform to the description thereof contained in the Final Prospectus as amended or supplemented at such settlement date.

(f)                                    The Issuer agrees that any obligation of a person who has agreed to purchase Securities to make payment for and take delivery of such Securities shall be subject to (i) the accuracy, on the related settlement date fixed pursuant to the Procedures, of the Issuer’s representation and warranty deemed to be made to the Distributor pursuant to the last sentence of subsection (a) of this Section 7, and (ii) the satisfaction, on such settlement date, of each of the conditions set forth in Sections 6(a), (b) and (c), it being understood that under no circumstance shall the Distributor have any duty or obligation to exercise the judgment permitted under Section 6 (b) or (c) on behalf of any such person.

8.                                      Indemnification and Contribution.

(a)                                  Indemnification of Distributor.  The Issuer will indemnify and hold harmless the Distributor, its partners, members, directors, officers, employees, agents, affiliates and each person, if any, who controls such Distributor within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each, an “Indemnified Party”), against any and all losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement at any time, any Statutory Prospectus as of any time, the Final Prospectus or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Indemnified Party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to any of the above as such expenses are incurred; provided, however, that the Issuer will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission from or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Issuer by the Distributor specifically for use therein, unless such loss, claim, damage or liability arises out of the offer or sale of Securities occurring after the Distributor has notified the Issuer in writing that such information should no longer be used therein, it being understood and agreed that the only such information furnished by the Distributor consists of the information described as such in subsection (b) below.

(b)                                 Indemnification of Issuer.  The Distributor will indemnify and hold harmless the Issuer, each of its directors and each of its officers who signs the Registration Statement and each person, if any, who controls the Issuer within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each, an “Distributor Indemnified Party”), against any losses, claims, damages or liabilities to which such Distributor Indemnified Party may become subject, under the Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement at any time, any Statutory Prospectus as of any time, the Final Prospectus or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or the alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Issuer by the Distributor specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by such Distributor Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Distributor Indemnified Party is a party thereto), whether threatened or commenced, based upon any such untrue statement or omission, or any such alleged untrue statement or omission as such expenses are incurred, unless such loss, claim, damage or liability arises out of the offer or sale of Securities occurring after the Distributor has notified the Issuer in writing that such information should no longer be used therein, it being understood and agreed that the only such information furnished by the Distributor consists of the following information furnished on behalf of the Distributor: (i) the sixth and seventh paragraphs under the caption “Plan of Distribution” in the Statutory Prospectus relating to the Distributor’s market stabilization activities; (ii) the ninth paragraph under the caption “Plan of Distribution” in the prospectus supplement dated March 25, 2009 as filed with the Commission pursuant to Rule 424(b)(2) under the Act on March 25, 2009 (the “Prospectus Supplement”) concerning the Distributor’s market-making transactions; and (iii) the tenth paragraph under the caption “Plan of Distribution” in the Prospectus Supplement concerning the relationship of the Distributor to the Issuer. Notwithstanding the foregoing, if there is any Terms Agreement, it is understood and agreed that the only such information furnished by the Distributor is that described as such in the Terms Agreement.

(c)                                  Actions against Parties; Notification.  Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) above, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under subsection (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under subsection (a) or (b) above.  In case any such action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section 8 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation.  No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(d)                                 Contribution.  If the indemnification provided for in this Section 8 is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above, then the indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Issuer on the one hand and the Distributor on the other from the offering pursuant to this Agreement of the Securities which are the subject of the action or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Issuer on the one hand and the Distributor on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations.  The relative benefits received by the Issuer on the one hand and the Distributor on the other shall be deemed to be in the same proportions as the total net proceeds from the offering pursuant to this Agreement of the Securities which are the subject of the action (before deducting expenses) received by the Issuer bear to the total discounts and commissions received by the Distributor from the offering of such Securities pursuant to this Agreement.  The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Issuer or the Distributor and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (d).  Notwithstanding the provisions of this subsection (d), the Distributor shall not be required to contribute any amount in excess of the amount by which the total price at which the Securities which are the subject of the action and which were distributed to the public through it pursuant to this Agreement or upon resale of Securities purchased by it from the Issuer exceeds the amount of any damages which the Distributor has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Issuer and the Distributor agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 8(d).

9.                                      Status of the Distributor.

In soliciting offers to purchase the Securities from the Issuer pursuant to this Agreement and in assuming its other obligations hereunder (other than any obligation to purchase Securities pursuant to Section 3 hereof), the Distributor is acting solely as agent for the Issuer and not as principal.  In connection with the placement of any Securities by a Distributor, acting as agent, (a) the Distributor will make reasonable efforts to assist the Issuer in obtaining performance by each purchaser whose offer to purchase Securities from the Issuer has been solicited by the Distributor and accepted by the Issuer, but the Distributor shall have no liability to the Issuer in the event any such purchase is not consummated for any reason; and (b) if the Issuer shall default on its obligations to deliver Securities to a purchaser whose offer it has accepted, the Issuer (i) shall hold the Distributor harmless against any loss, claim or damage arising from or as a result of such default by the Issuer, and (ii) in particular, shall pay to the Distributor any commission to which it would be entitled in connection with such sale.

10.                               Survival of Certain Representations and Obligations.

The respective indemnities, agreements, representations, warranties and other statements of the Issuer or its officers and of the Distributor set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of the Distributor, the Issuer or any of their respective representatives, officers or directors or any controlling person and will survive delivery of and payment for the Securities. If this Agreement is terminated pursuant to Section 11 or for any other reason or if for any reason the sale of Securities described in a confirmation or Terms Agreement referred to in Section 3 by the Issuer to the Distributor is not consummated, the Issuer shall remain responsible for the expenses to be paid or reimbursed by it pursuant to Section 4(j) and the obligations of the Issuer under Sections 4(f) and 4(i) and the respective obligations of the Issuer and the Distributor pursuant to Section 8 shall remain in effect. In addition, if any such termination of this Agreement shall occur either (i) at a time when the Distributor shall own any of the Securities with the intention of reselling them or (ii) after the Issuer has accepted an offer to purchase Securities and prior to the related settlement, the obligations of the Issuer under the second sentence of Section 4(c), under Sections 4(a), 4(b), 4(d), 4(e), 4(g) and 4(h) and, in the case of a termination occurring as described in (ii) above, under Sections 3(c), 7(a), 7(e) and 7(f) and under the last sentence of Section 9, shall also remain in effect.

11.                               Termination.

This Agreement may be terminated for any reason at any time by the Issuer or by the Distributor upon the giving of one day’s written notice of such termination to the other party hereto; provided, however, that this Agreement may not be terminated by the giving of such notice following receipt by the Issuer of a confirmation or Terms Agreement referred to in Section 3 relating to the purchase of Securities by the Distributor and prior to delivery of the Securities described in such confirmation or Terms Agreement, unless the sale and purchase of Securities contemplated thereby is rejected by the Issuer in accordance with Section 3(b)(v).  Any settlement with respect to Securities placed by the Distributor on an agency basis occurring after termination of this Agreement shall be made in accordance with the Procedures and the

Distributor agrees, if requested by the Issuer, to take the steps therein provided to be taken by the Distributor in connection with such settlement.

12.                               Sales of Securities Denominated in a Currency other than U.S. Dollars or of Indexed Securities.

If at any time the Issuer and the Distributor shall determine to issue and sell Securities denominated in a currency other than U.S. dollars, which other currency may include a currency unit, or with respect to which an index is used to determine the amounts of payments of principal and any premium and interest, the Issuer and the Distributor may execute and deliver a supplement to this Agreement for the purpose of making any appropriate additions to and modifications of the terms of this Agreement (and the Procedures) applicable to such Securities and the offer and sale thereof.  The Issuer will not issue Securities denominated in Yen otherwise than in compliance with applicable Japanese laws, regulations and policies.  In particular, the Issuer or its designated agent shall submit such reports or information as may be required from time to time by applicable law, regulations and guidelines promulgated by Japanese governmental and regulatory authorities in connection with the issue and offering of the Securities.

13.                               Notices.

Except as otherwise provided herein, all notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication.  Notices to Credit Suisse Securities (USA) LLC shall be directed to it at Eleven Madison Avenue, New York, New York 10010, Attention: Short and Medium Term Finance Department (Facsimile No. (212) 743-5825); and notices to the Issuer shall be directed to it at One Madison Avenue, New York, New York 10010, Attention Legal Department (Facsimile No. (212) 325-8227); or in the case of either party hereto, to such other address or person as such party shall specify to the other party by a notice given in accordance with the provisions of this Section 13.  Any such notice shall take effect at the time of receipt.

14.                               Successors.

This Agreement will inure to the benefit of and be binding upon the parties hereto, their respective successors, the officers and directors and controlling persons referred to in Section 8 and, to the extent provided in Section 7(f), any person who has agreed to purchase Securities from the Issuer, and no other person will have any right or obligation hereunder.

15.                               Counterparts.

This Agreement and any Terms Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

16.                               Applicable Law.

This Agreement and any Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. The Issuer hereby submits to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or any Terms Agreement or the transactions contemplated hereby or thereby. The Issuer irrevocably and unconditionally waives any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or any Terms Agreement or the transactions contemplated hereby or thereby in Federal and state courts in the Borough of Manhattan in The City of New York and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum.  The Issuer irrevocably appoints Credit Suisse (USA), Inc., Eleven Madison Avenue, New York, NY 10010, Attention:  General Counsel, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Issuer by the person serving the same to the address provided in Section 13, shall be deemed in every respect effective service of process upon the Issuer in any such suit or proceeding.  The Issuer further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement and any Terms Agreement.

The obligation of the Issuer in respect of any sum due to the Distributor pursuant to this Agreement or any Terms Agreement shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by such Distributor of any sum adjudged to be so due in such other currency, on which (and only to the extent that) the Distributor may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to the Distributor thereunder, the Issuer agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Distributor against such loss.  If the amount of United States dollars so purchased is greater than the sum originally due to such Distributor thereunder, such Distributor agrees to pay to the Issuer an amount equal to the excess of the dollars so purchased over the sum originally due to the Distributor thereunder.

17.                               Amendments.

This Agreement may be amended or supplemented if, but only if, such amendment or supplement is in writing and is signed by the Issuer and the Distributor.

18.                               Notice of New Registration Statement.

Upon delivery by the Issuer to the Distributor of a notice of new registration statement (substantially in the form of Exhibit D hereto) (the “Notice of New Registration Statement”) and subsequent confirmation and acceptance of such Notice of New Registration Statement by the Distributor (the date of such confirmation and acceptance, the “Confirmation Date”) all references herein to the “Closing Date” after the Confirmation Date shall be deemed to refer to the Confirmation Date or such later date as may be mutually agreed by the Issuer and the Distributor, which in no event shall be later than the time at which the Distributor commences solicitation of Securities registered pursuant to the registration statement specified in such Notice of New Registration Statement (the “New Registration Statement”) and the file number of such New Registration Statement shall be as specified in the Notice of New Registration Statement.

Any documents required to be delivered on the Closing Date by Section 6 hereof shall be delivered at a place and time mutually agreed by the Issuer and the Distributor on such Confirmation Date or mutually agreed later date.

19.                               Selling Restrictions.

The Distributor agrees with the Issuer that it will not solicit offers to purchase, offer to sell, or sell the Securities in violation of the restrictions contained in the Section entitled  “Plan of Distribution—Selling Restrictions” in the Statutory Prospectus.

If the foregoing correctly sets forth our agreement, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

CREDIT SUISSE

		By:	/s/ Peter Feeney
Name: Peter Feeney
Title: Authorized Person

		By:	/s/ Sharon O’Connor
Name: Sharon O’Connor
Title: Authorized Person

CONFIRMED AND ACCEPTED, as of the
date first above written:

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Sharon Harrison
Name: Sharon Harrison
Title: Director

SCHEDULE A

The Distributor shall have received letters, dated, the date of delivery thereof of KPMG Klynveld Peat Marwick Goerdeler SA, confirming that they are a registered public accounting firm and independent public accountants within the meaning of the Securities Laws and to the effect that:

(i)            in their opinion the audited consolidated financial statements examined by them and included in the Registration Statement  and the General Disclosure Package comply as to form in all material respects with the applicable accounting requirements of the Securities Laws;

(ii)           with respect to period(s) covered by any unaudited interim consolidated financial statements included in the Registration Statement and the General Disclosure Package, they have performed the procedures specified by the American Institute of Certified Public Accountants for a review of interim financial information as described in AU 722, Interim Financial Information, on those unaudited interim consolidated financial statements (including the notes thereto, if any) of the Issuer and its consolidated subsidiaries included in the Registration Statement and the General Disclosure Package, and have made inquiries of certain officials of the Issuer who have responsibility for financial and accounting matters of the Issuer and its consolidated subsidiaries as to whether those unaudited interim consolidated financial statements comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the related published rules and regulations;  they have read the latest unaudited monthly financial statements, if any, and any supplementary summary unaudited financial information of the Issuer and its consolidated subsidiaries made available by the Issuer and the minutes of the meetings of the stockholder, Board of Directors and committees of the Board of Directors of the Issuer; and have made inquiries of certain officials of the Issuer who have responsibility for financial and accounting matters of the Issuer and its consolidated subsidiaries as to whether the unaudited monthly financial statements are stated on a basis substantially consistent with that of the audited consolidated financial statements included in the Registration Statement and the General Disclosure Package; and on the basis thereof, nothing came to their attention which caused them to believe that:

(A)          the unaudited consolidated interim consolidated financial statements, if any, included in the Registration Statement or the General Disclosure Package do not comply as to form in all material respects with the applicable accounting requirements of the Securities Laws, or that any material modifications should be made to such unaudited interim consolidated financial statements for them to be in conformity with U.S. GAAP; and

(B)           with respect to the period from the day after the date of the most recent unaudited interim consolidated financial statements for such entities included in the General Disclosure Package to a specified date at the end of the most recent month where the closing process has been completed, there was any change in common shares, increase in consolidated long-term debt or any decrease in consolidated shareholder’s equity of the Issuer as compared with

A-1

amounts shown in its most recently audited financial statements, except for such decreases set forth in such letter or which are otherwise disclosed; and

(iii)          they have compared specified dollar amounts (or percentages derived from such dollar amounts) and other financial and statistical information contained in the Registration Statement, each Issuer Free Writing Prospectus (other than any Issuer Free Writing Prospectus that is an “electronic road show,” as defined in Rule 433(h)) and the Credit Suisse and, to the extent applicable, the Credit Suisse Group annual or quarterly reports (in each case to the extent that such dollar amounts, percentages and other financial and statistical information are derived from the general accounting records of the Issuer and its subsidiaries or are derived directly from such records by analysis or computation) with the results obtained from inquiries, a reading of such general accounting records and other procedures specified in such letter and have found such dollar amounts, percentages and other financial and statistical information to be in agreement with such results.

All financial statements and schedules included in material incorporated by reference into the Registration Statement or the General Disclosure Package shall be deemed included in the Registration Statement or the General Disclosure Package for purposes of this subsection.

A-2

EXHIBIT A-1

FORM OF GENERAL DISCLOSURE PACKAGE SCHEDULE

GENERAL DISCLOSURE PACKAGE SCHEDULE

(1)  Applicable Time:

(2)   Registration Statement Number:

(3)   Statutory Prospectus:

(4)  General Use Issuer Free Writing Prospectus(es):

(5)  Other Documents that are part of the General Disclosure Package:

A-1-1

EXHIBIT A-2

[FORM OF TERMS AGREEMENT]

CREDIT SUISSE[, acting through its
              Branch]

(“Issuer”)

Subordinated Medium-Term Notes

TERMS AGREEMENT

                              , 20

Credit Suisse

Attn: Corporate Treasury Department
Eleven Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We offer to purchase, on and subject to the terms and conditions of the Distribution Agreement dated March 25, 2009 (the “Distribution Agreement”), the following subordinated notes (“Notes”) on the following terms:

Branch:

Title:

Currency or Currency Units:

Stated Maturity:

Authorized Denominations:

Principal Amount:

Public Offering Price:

[    %, subject to change by the undersigned — The Distributor proposes to reoffer the above Notes from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.]

A-2-1

Final Term Sheet:	The Issuer will prepare and file a final term sheet relating to the Offered Securities as contemplated in Section 5(b) of the Distribution Agreement.

Original Issue Discount Security:  Yes  ☐  No  ☐

Purchase Price (to be paid in [New York Clearing House (next day) — immediately available] funds):       % [, plus accrued interest, if any, from the Trade Date to the Settlement Date]

Discount (%):

Closing:

Interest:

      % per annum payable semiannually in arrears on each Interest Payment Date.

In the case of Fixed Rate Notes, the interest rate and the Interest Payment Date or Dates and corresponding Regular Record Date or Dates and whether the maturity can be extended:

In the case of Floating Rate Notes, whether the Floating Rate Note is a regular Floating Rate Note, an Inverse Floating Rate Note or a Floating Rate/Fixed Rate Note, the Interest rate formula, Initial Interest Rate, the Index Maturity, the Spread or Spread Multiplier (if any), the maximum or minimum Interest rate limitations (if any), the Interest Reset Dates, the Interest Determination Dates, the Interest Reset Period, the Calculation Agent, the Calculation Dates, the Interest Payment Dates and the Regular Record Dates, in each case to the extent applicable:

In the case of an Index Principal Note or Indexed Interest Rate Note, the manner of determining the principal amount payable at the Maturity Date:

In the case of a Dual Currency Note, the Optional Payment Currency:

In the case of an Amortizing Note, the Amortization Schedule:

In the case of a Renewable Note, the Initial Maturity Date:

Redemption (option of the Issuer), if any:

Redemption Date(s):
Redemption Price(s)(%):
Notice Period:

A-2-2

Repayment (option of the Holder), if any:

Redemption Date(s):
Redemption Price(s)(%):
Notice Period:

Sinking Fund, if applicable:

Trade Date:

Settlement Date (Original Issue Date):

*        *        *        *        *

Details for Settlement

Book-entry Security

[Additional Purchase Information — to be completed by Distributor, if desired, to the extent available]

Exact name in which the Note or Notes are to be registered (“registered owner”):

Exact address of registered owner and, if different, the address for delivery of notices and payment of principal and any premium and interest:

Taxpayer identification number of registered owner:

Principal amount of each Note in authorized denominations to be delivered to registered owner:

Exchange rate applicable to purchase Foreign Currency Notes to be paid for in U.S. dollars:

*        *        *        *        *

The provisions of the Distribution Agreement are incorporated herein by reference.

Our agreement to purchase the Notes hereunder is subject to the conditions set forth in the Distribution Agreement, including the conditions set forth in paragraphs (d), (e), (f), (g), (h) and (i) of Section 6.  If for any reason the purchase by the undersigned of the Notes is not consummated other than because of a default by the undersigned or a failure to satisfy a condition set forth in clause (iii), (iv), (v), (vi), (vii) and (viii) of Section 6(c) of the Distribution Agreement, the Issuer shall reimburse the undersigned for all out-of-pocket expenses reasonably incurred by the undersigned in connection with the offering of the Notes and not otherwise required to be reimbursed pursuant to Section 4 of the Distribution Agreement.

The following statements in the General Disclosure Package and the Final Prospectus are the ones to which Section 2(t) of the Distribution Agreement applies: “Description of Debt Securities” and “Taxation—United States Taxation” in the Statutory

A-2-3

Prospectus and “Description of Notes” in the prospectus supplement relating to the offering of the Notes (the “Prospectus Supplement”).

For purposes of Sections 2 and 8 of the Distribution Agreement, the only information furnished to the Issuer by the Distributor [and any other purchaser of the Notes who purchases Notes on and subject to the terms and conditions of the Distribution Agreement and this Terms Agreement] for use in the General Disclosure Package or the Final Prospectus consists of the following information in the Final Prospectus furnished on behalf of each such person:

(a)  the [    ] paragraph on page [    ] of the Pricing Supplement under the caption “Underwriting” concerning stabilization transactions, over-allotment transactions, syndicate covering transactions and penalty bids by the Distributor [and each such person];

(b)   the following information in the Prospectus Supplement furnished on behalf of Credit Suisse Securities (USA), Inc. (“CSS”):

(i) the sixth and seventh paragraphs under the caption “Plan of Distribution” in the Statutory Prospectus relating to market stabilization activities by CSS;

(ii) the ninth paragraph under the caption “Plan of Distribution” in the Prospectus Supplement concerning market-making transactions by CSS; and

(iii) the tenth paragraph under the caption “Plan of Distribution” in the Prospectus Supplement concerning the relationship of CSS to the Issuer.

Unless the undersigned has received notification from the Issuer within [one Business Day (as defined in the Distribution Agreement)] that the Issuer does not agree to the terms set forth herein, this Terms Agreement shall constitute an agreement between the Issuer and the undersigned for the sale and purchase of the Notes upon the terms set forth herein and in the Distribution Agreement.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By
Name:
Title:

A-2-4

Accepted and agreed to
as of the date set forth above.

CREDIT SUISSE [, acting through its
                   Branch]

By
Name:
Title:

A-2-5

EXHIBIT B

CREDIT SUISSE

Subordinated Medium-Term Notes

Commission Schedule

Commission Rate
(as a percentage of
Maturity	principal amount)

Less than 9 months	N/A

From 9 months to less than 1 year	N/A

From 1 year to less than 18 months	N/A

From 18 months to less than 2 years	N/A

From 2 years to less than 3 years	N/A

From 3 years to less than 4 years	N/A

From 4 years to less than 5 years	N/A

From 5 years to less than 6 years	.500%

From 6 years to less than 7 years	.550

From 7 years to less than 10 years	.600

From 10 years to less than 15 years	.675

From 15 years to less than 20 years	.750

From 20 years to less than 30 years	.875

From 30 years and greater	Negotiated at time of sale

B-1

EXHIBIT C

CREDIT SUISSE

Subordinated Medium-Term Notes

Administrative Procedures

The Subordinated Medium-Term Notes (the “Notes”) are to be offered on a continuing basis by Credit Suisse (the “Issuer”), directly or through one of its branches.  Credit Suisse Securities (USA) LLC (the “Agent”) has agreed to use reasonable efforts to solicit offers to purchase the Notes.  The Agent may, but will not be obligated to, purchase Notes as principal for its own account.  The Notes are being sold pursuant to that certain Distribution Agreement, dated March 25, 2009 (the “Distribution Agreement”), between the Issuer and the Agent, and will be issued pursuant to a subordinated indenture, dated as of March 29, 2007, as supplemented by a sixth supplemental indenture, dated as of March 25, 2009 (together, as further amended and supplemented, the “Indenture”), in each case between the Issuer and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”).  The Notes will constitute the Issuer’s direct, unconditional, unsecured and subordinated indebtedness and will have been registered under the Securities Act of 1933, as amended (the “Act”).  For a description of the terms of the Notes and the offering and sale thereof, see the sections entitled “Description of Notes” and “Plan of Distribution” in the Prospectus Supplement relating to the Notes, dated March 25, 2009, hereafter referred to as the “Prospectus Supplement” and the sections entitled “Description of Debt Securities,” “Special Provisions Relating to Foreign Currency Denominated Debt Securities”, “Foreign Currency Risks”, “Taxation—United States Taxation”, “Taxation—European Union Directive on Taxation of Certain Interest Payments” and “Plan of Distribution” in the Prospectus relating to the Notes, dated March 25, 2009, hereinafter referred to as the “Prospectus”.  Defined terms used but not defined herein shall have the meanings given to them in the Distribution Agreement, the Prospectus or the Prospectus Supplement.  To the extent the procedures set forth below conflict with the provisions of the Notes, the Indenture or the Distribution Agreement, the relevant provisions of the Notes, Indenture and Distribution Agreement shall control.

The Notes will be represented by Global Notes delivered to The Depository Trust Company (“DTC”) or its nominee and recorded in the book-entry system maintained by DTC or such nominee (“Book-Entry Notes”).  Notes for which interest is calculated on the basis of a fixed interest rate are referred to herein as “Fixed Rate Notes”.  Notes for which interest is calculated at a rate or rates determined by reference to an interest rate formula are referred to herein as “Floating Rate Notes.”

Administrative procedures are explained below.  Administrative and record-keeping responsibilities will be handled for the Issuer by its Treasury Operations Department.  The Issuer will advise the Agent in writing of those persons handling administrative responsibilities with whom the Agent is to communicate regarding offers to purchase Notes and the details of their delivery.

Procedures for Establishing the Terms of the Notes

The Issuer and the Agent will discuss from time to time the price of and the rates to be borne by the Notes that may be sold as a result of the solicitation of offers by the Agent.  Once the Agent has recorded any indication of interest in Notes upon certain terms and communicated with the Issuer, if the Issuer plans to accept an offer to purchase Notes upon such terms, the Issuer will prepare a Pricing Supplement to the Prospectus and Prospectus Supplement, as then amended or supplemented, reflecting the terms of such Notes and, after approval from the Agent, will arrange to have the Pricing Supplement filed with, or transmitted by a means reasonably calculated to result in filing with, the Securities and Exchange Commission (the “Commission”) via the Commission’s EDGAR System pursuant to Rule 424(b) under the Act.*  No settlements with respect to Notes upon such terms may occur prior to such transmitting or filing and the Agent will not, prior to such transmitting or filing, mail confirmations to customers who have offered to purchase Notes upon such terms.  After such transmitting or filing, sales, mailing of confirmations and settlements may occur with respect to Notes upon such terms, subject to the provisions of “Delivery of Prospectus” below.

Pricing Supplements delivered to the Agent will be sent to:

Credit Suisse

Eleven Madison Avenue

New York, New York 10010

Attn: Helena Willner

Telephone:  (212) 325-7198

Telecopier: (212) 743-5825

If the Issuer decides to post rates and a decision has been reached to change interest rates, the Issuer will promptly notify the Agent.  The Agent will forthwith suspend solicitation of purchases.  At that time, the Agent will recommend and the Issuer will establish rates to be so “posted.”  Following establishment of posted rates and prior to the transmitting or filing described in the preceding paragraph, the Agent may only record indications of interest in purchasing Notes at the posted rates.  Once the Agent has recorded any indication of interest in Notes at the posted rates and communicated with the Issuer, if the Issuer plans to accept an offer at the posted rate, the Issuer will prepare a Pricing Supplement reflecting such posted rate and, after approval from the Agent, will arrange to have the Pricing Supplement filed, or transmitted by a means reasonably calculated to result in filing with, the Commission via the Commission’s Edgar System pursuant to Rule 424(b) under the Act and will supply at least one copy of the Prospectus, as then amended or supplemented, and bearing such Pricing Supplement, to the Agent.  No settlements at the posted rates may occur prior to such transmitting or filing and the

  *                                   If clause (b)(3) of Rule 424 is applicable, such filing shall be made no later than the fifth business day following the earlier of the date of determination of the settlement information described below or the date such Pricing Supplement is first used.  If clause (b)(2) or (b)(5) of Rule 424 is applicable, such filing shall be made no later than the second business day following the earlier of the date of determination of the settlement information or the date such Pricing Supplement is first used.

Agent will not, prior to such transmitting or filing, mail confirmations to customers who have offered to purchase Notes at the posted rates.  After such transmitting or filing, sales, mailing of confirmations and settlements may resume, subject to the provisions of “Delivery of Prospectus” below.

Outdated Pricing Supplements, and copies of the Prospectus to which they are attached (other than those retained for files), will be destroyed.

Suspension of Solicitation:  Amendment or Supplement

As provided in the Distribution Agreement, the Issuer may instruct the Agent to suspend solicitation of offers to purchase at any time, and upon receipt of at least one Business Day’s prior notice from the Issuer, the Agent will each forthwith suspend solicitation until such time as the Issuer has advised it that solicitation of offers to purchase may be resumed.

If the Agent receives the notice from the Issuer contemplated by Section 3(c) or 4(c) of the Distribution Agreement, it will promptly suspend solicitation and will only resume solicitation as provided in the Distribution Agreement.  If the Issuer is required, pursuant to Section 4(c) of the Distribution Agreement, to prepare an amendment or supplement, it will promptly furnish the Agent with the proposed amendment or supplement; if the Issuer decides to amend or supplement the Registration Statement or the Prospectus relating to the Notes, it will promptly advise the Agent and will furnish the Agent with the proposed amendment or supplement in accordance with the terms of the Distribution Agreement.  The Issuer will promptly file such amendment or supplement with the Commission, provide the Agent with copies of any such amendment or supplement, confirm to the Agent that such amendment or supplement has been filed with the Commission and advise the Agent that solicitation may be resumed.

Any such suspension shall not affect the Issuer’s obligations under the Distribution Agreement; and in the event that at the time the Issuer suspends solicitation of offers to purchase there shall be any offers already accepted by the Issuer outstanding for settlement, the Issuer will have the sole responsibility for fulfilling such obligations.  The Issuer will in addition promptly advise the Agent and the Trustee if such offers are not to be settled and if copies of the Prospectus as in effect at the time of the suspension may not be delivered in connection with the settlement of such offers.

Acceptance of Offers

The Agent will promptly advise the Issuer, at its option orally or in writing, of each reasonable offer to purchase Notes received by it, other than those rejected by the Agent.  The Agent may, in its discretion reasonably exercised, without notice to the Issuer, reject any offer received by it, in whole or in part.  The Issuer will have the sole right to accept offers to purchase Notes and may reject any such offer, in whole or in part.  If the Issuer accepts or rejects an offer, in whole or in part, the Issuer will promptly so notify the Agent.

Confirmation

For each accepted offer, the Agent will issue a confirmation, in writing, to the purchaser, with a copy to the Issuer’s Treasury Operations Department, setting forth the Purchase Information (as defined below) and delivery and payment instructions; provided, however, that, in the case of the confirmation issued to the purchaser, no confirmation shall be delivered to the purchaser prior to the delivery of the Prospectus referred to below.

Determination of Settlement Date

The receipt of immediately available funds by the Issuer in payment for a Note and entry by the Agent of an SDFS (as defined below) deliver order through DTC’s Participant Terminal System to credit such Note to the account of a Participant (as defined below) purchasing, or acting for the purchase of, such Note, shall, with respect to such Note, constitute “settlement.”  All offers accepted by the Issuer will be settled on the third Business Day next succeeding the date of acceptance, unless otherwise agreed by the purchaser and the Issuer.  The settlement date shall be specified upon receipt of an offer to purchase.

Delivery of Prospectus

A copy of the Prospectus, Prospectus Supplement and Pricing Supplement, in each case, as most recently amended or supplemented on the date of delivery thereof (except as provided below) must be delivered to a purchaser prior to or together with the earlier of the delivery of (i) the written confirmation provided for above and (ii) any Note purchased by such purchaser.  (For this purpose, entry of an SDFS deliver order through DTC’s Participant Terminal System to credit a Note to the account of a Participant purchasing, or acting for the purchaser of, a Note shall be deemed to constitute delivery of such Note.)   The Issuer shall ensure that the Agent receives copies of the Prospectus and Prospectus Supplement and each amendment or supplement thereto (including appropriate Pricing Supplements) in such quantities and within such time limits as will enable the Agent to deliver such confirmation or Note to a purchaser as contemplated by these procedures and in compliance with the first sentence of this paragraph.  If, since the date of acceptance of a purchaser’s offer, the Prospectus or Prospectus Supplement shall have been supplemented solely to reflect any sale of Notes on terms different from those agreed to between the Issuer and such purchaser or a change in posted rates not applicable to such purchaser, such purchaser shall not receive the Prospectus and Prospectus Supplement as supplemented by such new supplement, but shall receive the Prospectus and Prospectus Supplement as supplemented to reflect the terms of the Notes being purchased by such purchaser and otherwise as most recently amended or supplemented on the date of delivery of the Prospectus and Prospectus Supplement.

In connection with the qualification of the Book-Entry Notes for eligibility in the book-entry system maintained by DTC, the Trustee will perform the custodial, document control and administrative functions described below, in accordance with its obligations under DTC’s operational arrangements (the “Operational Arrangements”) referred to in an Issuer Letter of Representations (the “Letter”) from the Issuer and the Trustee to DTC to be entered into promptly after the date hereof and a Medium-Term Note Certificate Agreement between the

Trustee and DTC dated as of April 14, 1989, as amended, and its obligations as a participant in DTC, including DTC’s Same-Day Funds Settlement System or any successor thereto (“SDFS”).

Form, Denominations and Registration

All Book-Entry Notes of the same tenor and having the same issue date, will be represented initially by a single note (a “Global Note”) in fully registered form without coupons.  Unless otherwise stated in the applicable Pricing Supplement, Book-Entry Notes will represent Notes denominated in U.S. dollars.  Unless otherwise specified in the applicable Pricing Supplement, Global Notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof.  Global Notes will be denominated in principal amounts not in excess of $500,000,000.  If one or more Book-Entry Notes having an aggregate principal amount in excess of $500,000,000 would, but not for the preceding sentence, be represented by a single Global Note, then one Global Note will be issued to represent each $500,000,000 principal amount of such Book-Entry Note or Notes and an additional Global Note will be issued to represent any remaining principal amount of such Book-Entry Note or Notes.  In such a case, each of the Global Notes representing such Book-Entry note or Notes shall be assigned the same CUSIP number.  Each Global Note will be registered in the name of Cede & Co., as nominee for DTC, on the security register maintained under the Indenture.  The beneficial owner of a Book-Entry Note (or one or more indirect participants in DTC designated by such owner) will designate one or more participants in DTC (with respect to such Note, the “Participants”) to act as agent or agents for such owner in connection with the book-entry system maintained by DTC, and DTC will record in book-entry form, in accordance with instructions provided by such Participants, a credit balance with respect to such Note in the account of such Participants.  The ownership interest of such beneficial owner in such Note will be recorded through the records of such Participants or through the separate records of such Participants and one or more indirect participants in DTC.

CUSIP Numbers

The Issuer has arranged with the CUSIP Service Bureau of Standard & Poor’s Corporation (the “CUSIP Service Bureau”) for the reservation of a series of CUSIP numbers (including tranche numbers), such series consisting of approximately 900 CUSIP numbers and relating to Global Notes representing Book-Entry Notes.  The Issuer has obtained from the CUSIP Service Bureau a written list of such reserved CUSIP numbers and has delivered it to the Trustee and DTC.  The Trustee will assign CUSIP numbers serially to Global Notes as described below under “Details for Settlement”.  DTC will notify the CUSIP Service Bureau periodically of the CUSIP numbers that the Trustee has assigned to Global Notes.  The Trustee will notify the Issuer at the time when fewer than 100 of the reserved CUSIP numbers remain unassigned to the Global Notes; and the Issuer will reserve additional CUSIP numbers for assignment to Global Notes representing Book-Entry Notes.  Upon obtaining such additional CUSIP numbers, the Issuer shall deliver a list of such additional CUSIP numbers to the Trustee and DTC.

Transfers and Exchanges for the Purpose of Consolidation

Transfers of a Book-Entry Note will be accomplished by book entries made by DTC and, in turn, by Participants (and, in certain cases, one or more indirect participants in DTC) acting on behalf of beneficial transferors and transferees of such Note.

The Trustee may upon notice to the Issuer deliver to DTC and the CUSIP Service Bureau at any time a written notice (a copy of which shall be attached to the Global Note resulting from such exchange) specifying (i) the CUSIP numbers of two or more outstanding Global Notes that represent Book-Entry Notes of the same tenor and having the same issue date, and for which interest (if any) has been paid to the same date, (ii) a date occurring at least thirty days after such written notice is delivered and at least thirty days before the next interest payment date (if any) for such Notes, on which such Global Notes shall be exchanged for a single replacement Global Note and (iii) a new CUSIP number to be assigned to such replacement Global Note.  Upon receipt of such a notice, DTC will send to its Participants (including the Trustee) a written reorganization notice to the effect that such exchange will occur on such date.  Prior to the specified exchange date, the Trustee will deliver to the CUSIP Service Bureau a written notice setting forth such exchange date and the new CUSIP number and stating that, as of such exchange date, the CUSIP numbers of the Global Notes to be exchanged will no longer be valid.  On the specified exchange date, the Trustee will exchange such Global Notes for a single Global Note bearing the new CUSIP number and the CUSIP numbers of the exchanged Global Notes will, in accordance with CUSIP Service Bureau procedures, be canceled and not immediately reassigned.

Notice of Interest Payment Dates and Regular Record Dates

To the extent then known, on the first Business Day of March, June, September and December of each year, the Trustee will deliver to the Issuer and DTC a written list of record dates and interest payment dates that will occur with respect to Floating Rate Book-Entry Notes during the six-month period beginning on such first Business Day.

Payments of Principal and Interest

(a)           Payments of Interest Only.  Promptly after each regular record date, the Trustee will deliver to the Issuer and DTC a written notice specifying by CUSIP number the amount of interest (to the extent determinable) to be paid on each Global Note on the following interest payment date (other than an interest payment date coinciding with maturity) and the total of such amounts.  The Issuer will confirm with the Trustee the amount payable on each Global Note on such interest payment date.  DTC will confirm the amount payable on each Global Note on such interest payment date by reference to the daily or weekly bond reports published by Standard & Poor’s Corporation.  The Issuer will pay to the Trustee the total amount of interest due on such interest payment date (other than at maturity), and the Trustee will pay such amount to DTC at the times and in the manner set forth below under “Manner of Payment”.

(b)           Payments at Stated Maturity.  On or about the first Business Day of each month, the Trustee will deliver to the Issuer and DTC a written list of principal and interest to be paid on each Global Note maturing in the following month (to the extent determinable).  The

Issuer, the Trustee and DTC will confirm the amounts of such principal and interest payments with respect to each such Global Note on or about the fifth Business Day preceding the stated maturity of such Global Note.  The Issuer will pay to the Trustee, as the paying agent, the principal amount of such Global Note, together with interest due at such stated maturity.  Upon surrender of a Global Note, the Trustee will pay such amounts to DTC at the times and in the manner set forth below under “Manner of Payment”.  If any stated maturity of a Global Note representing Book-Entry Notes is not a Business Day, the payment due on such day shall be made on the next succeeding Business Day and no interest shall accrue on such payment for the period from and after such stated maturity.  Promptly after payment to DTC of the principal and any interest due at the stated maturity of such Global Note, the Trustee will cancel such Global Note and return such Global Note to the Issuer in accordance with the terms of the Indenture.

(c)           Payment upon Redemption.  The Trustee will comply with the terms of the Operational Arrangements with regard to redemptions or repayments of the Book-Entry Notes.  In the case of Book-Entry Notes stated by their terms to be redeemable prior to stated maturity, at least 40 calendar days (in the case of a redemption in whole) and at least 45 calendar days (in the case of a redemption in part) before the date fixed for redemption (the “Redemption Date”), the Issuer shall notify the Trustee of the Issuer’s election to redeem such Book-Entry Notes in whole or in part and the principal amount of such Book-Entry Notes to be so redeemed.  At least 15 calendar days but not more than 30 calendar days prior to the Redemption Date, the Trustee shall notify DTC of the Issuer’s election to redeem such Book-Entry Notes.  The Trustee shall notify the Issuer and DTC of the CUSIP numbers of the particular Book-Entry Notes to be redeemed either in whole or in part.  The Issuer, the Trustee and DTC will confirm the amounts of such principal and any premium and interest payable with respect to each such Book-Entry Note on or about the fifth Business Day preceding the Redemption Date of such Book-Entry Note.  The Issuer will pay the Trustee, in accordance with the terms of the Indenture, the amount necessary to redeem each such Book-Entry Note or the applicable portion of each such Book-Entry Note.  The Trustee will pay such amount to DTC at the times and in the manner set forth herein.  Promptly after payment to DTC of the amount due on the Redemption Date for such Book-Entry Note, the Trustee shall cancel any such Book-Entry Note redeemed in whole and shall deliver it to the Issuer with an appropriate debit advice.  If a Global Note is to be redeemed in part, the Trustee will cancel such Global Note and issue a Global Note which shall represent the remaining portion of such Global Note and shall bear the CUSIP number of the canceled Global Note.

(d)           Manner of Payment.  The total amount of any principal and interest due on Global Notes on any interest payment date or at Maturity shall be paid by the Issuer to the Trustee in immediately available funds on such date available for use as of 9:30 a.m., New York City time.  The Issuer will make such payment on such Global Notes by wire transfer to the Trustee.  The Issuer will confirm instructions regarding payment in writing to the Trustee.  Prior to 1:00 p.m., New York City time, on each maturity of a Book-Entry Note or as soon as possible thereafter, the Trustee will pay by separate wire transfer (using Fedwire message entry instructions in a form previously specified by DTC) to an account at the Federal Reserve Bank of New York previously specified by DTC in funds available for immediate use by DTC, each payment of principal (together with interest thereon) due at maturity on Book-Entry Notes.  On each interest payment date, interest payment shall be made to DTC in same day funds in accordance with existing arrangements between the Trustee and DTC.  Thereafter, on each such date, DTC will pay, in accordance with its SDFS operating procedures then in effect, such amounts in funds available for immediate use to the respective Participants in whose names the Book-Entry Notes represented by such Global Notes are recorded in the book-entry system maintained by DTC.  NEITHER THE ISSUER NOR THE TRUSTEE SHALL HAVE ANY DIRECT RESPONSIBILITY OR LIABILITY FOR THE PAYMENT BY DTC TO SUCH PARTICIPANTS OF THE PRINCIPAL OF AND ANY PREMIUM AND INTEREST ON THE BOOK-ENTRY NOTES.

(e)           Withholding Taxes.  The amount of any taxes required under applicable law to be withheld from any interest payment on a Book-Entry Note will be determined and withheld by the Participant, indirect participant in DTC or other person responsible for forwarding payments and materials directly to the beneficial owner of such Note.

Details for Settlement

For each offer for Book-Entry Notes accepted by the Issuer, the Agent shall communicate to the Issuer’s Treasury Operations Department prior to 11:00 a.m., New York City time, on the first Business Day after the sale date (or on the sale date if such sale is to be settled within one Business Day), by telephone, telex, facsimile transmission or other acceptable means, the following information (the “Purchase Information”):

1.                                       Principal amount of the Notes.

2.                                       Stated maturity of the Notes.

3.                                       In the case of Fixed Rate Notes, the interest rate and interest payment dates of the Notes and whether such Note is an amortizing Note, and, if so, the amortization schedule; in the case of Floating Rate Notes or indexed Notes, interest rate formula, the spread or spread multiplier (if any), the maximum or minimum interest rate limitation (if any), the calculation agent, the calculation dates, the initial interest rate, the interest payment dates, the regular record dates, the index maturity, the interest determination dates and the interest reset dates, in each case, to the extent applicable with respect to the Notes.

4.                                       Redemption and/or repayment provisions, if any, of the Notes.

5.                                       Trade date of the Notes.

6.                                       Settlement date (issue date) of the Notes.

7.                                       Agent’s commission (to be paid in the form of a discount from the proceeds remitted to the Issuer upon settlement).

8.                                       Issue price.

9.                                       Currency or currency unit in which the Notes are to be denominated and exchange rate applicable to purchase foreign currency Notes payable in U.S. dollars.

10.                                 Original issue discount, if any.

11.                                 Net proceeds to the Issuer.

12.                                 Whether the Issuer has the option to extend the stated maturity of the Note and if so, the extension period, and the final maturity of such Note.

13.                                 Whether the Note is a renewable Note, and if it is a renewable Note, the initial maturity date and the final maturity date.

14.                                 In the case of an indexed Note, any additional information relevant to determination of the amounts of principal (and premium, if any) or interest payable.

15.                                 Any additional applicable terms of the Notes.

The issue date of, and the settlement date for, Book-Entry Notes will be the same.  Before accepting any offer to purchase Book-Entry Notes to be settled in fewer than three Business Days, the Issuer shall verify that the Trustee will have adequate time to prepare and authenticate the Global Notes.

If the initial interest rate for a Floating Rate Note has not been determined at the time that the foregoing procedure is completed, the procedures described in the following two paragraphs shall be completed as soon as such rate has been determined but no later than 12:00 Noon and 2:00 p.m., each New York City time, as the case may be, on the Business Day before the settlement date.

Immediately after receiving the details for each offer for Book-Entry Notes from the Agent and in any event no later than 12:00 Noon, New York City time, on the first Business Day after the sale date (or on the sale date if such sale is to be settled within one Business Day), the Issuer will, after recording the details and any necessary calculations, communicate the Purchase Information by telephone (promptly confirmed in writing), telex, facsimile transmission or other acceptable means, to the Trustee.  Each such instruction given by the Issuer to the Trustee shall constitute a continuing representation and warranty by the Issuer to the Trustee and the Agent that (i) the issuance and delivery of such Note have been duly and validly authorized by the Issuer and (ii) such Note, when duly issued, shall constitute the valid and legally binding obligation of the Issuer.

Immediately after receiving the Purchase Information from the Issuer and in any event no later than 2:00 p.m., New York City time, on the first Business Day after the sale date (or on the sale date if such sale is to be settled within one Business Day), the Trustee will assign a CUSIP number to the Global Note representing such Book-Entry Note and will telephone the Issuer and advise the Issuer of such CUSIP number and, as soon thereafter as practicable, the

Issuer shall notify the Agent of such CUSIP number.  The Trustee will enter a pending deposit message through DTC’s Participant Terminal System, providing settlement information to DTC (which shall route such information to Standard & Poor’s Corporation).  Standard & Poor’s Corporation will use the information received in the pending deposit message to include the amount of any interest payable and certain other information regarding the related Global Note in the appropriate daily or weekly bond report published by Standard & Poor’s Corporation.

Settlement; Global Note Delivery and Cash Payment

The Issuer will deliver to the Trustee at the commencement of the program and from time to time thereafter a supply of duly executed Global Notes adequate to implement the program.  Upon the receipt of appropriate instructions from the Issuer, the Trustee will cause the Global Note to be completed and authenticated and hold the Global Note for delivery against payment.

Prior to 10:00 a.m., New York City time, on the settlement date, the Trustee will enter instructions through DTC’s Participant Terminal System, using the function MT II, and DTC will credit such Note to the Trustee’s participant account at DTC.  Prior to 2:00 p.m., New York City time, on the settlement Date, the Trustee will enter an SDFS deliver order through DTC’s Participant Terminal System instructing DTC to (i) debit such Note to the Trustee’s participant account and credit such Note to the Agent’s participant account and (ii) debit the Agent’s settlement account and credit the Trustee’s settlement account for an amount equal to the price of such Note less such Agent’s commission (in accordance with SDFS operating procedures in effect on the settlement date).  The entry of such a deliver order shall constitute a representation and warranty by the Trustee to DTC that (i) the Global Note representing such Book-Entry Note has been executed, delivered and authenticated and (ii) the Trustee is holding such Global Note pursuant to the relevant Medium-Term Note Certificate Agreement between the Trustee and DTC.

Prior to 2:00 p.m., New York City time, on the settlement date unless the Agent is the end purchaser of such Note, the Agent will enter an SDFS deliver order through DTC’s Participant Terminal System instructing DTC (i) to debit such Note to such Agent’s participant account and credit such Note to the Participant accounts of the Participants with respect to such Note and (ii) to debit the settlement accounts of such Participants and credit the settlement account of such Agent for an amount equal to the price of such Note (in accordance with SDFS operating procedures in effect on the settlement date).

Transfers of funds are subject to extension in accordance with any extension of Fedwire closing deadlines and in the other events specified in the SDFS operating procedures in effect on the settlement date.

The Trustee, upon confirming receipt of such funds, will wire transfer the amount transferred to the Trustee, in funds available for immediate use, for the account of the Issuer, acting through its New York branch, to account no. 8900329238 at The Bank of New York Mellon (ABA no. 021000018), and for the account of the Issuer, acting through its Nassau branch, to account no. 8900380543 at The Bank of New York Mellon (ABA no. 021000018) or such other account as the Issuer may have previously specified to the Trustee.

Unless the Agent is the end purchaser of such Note, such Agent will confirm the purchase of such Note to the purchaser either by transmitting to the Participants with respect to such Note a confirmation order or orders through DTC’s institutional delivery system or by mailing a written confirmation to such purchaser.

Fails

If settlement of a Book-Entry Note is rescheduled or cancelled, the Issuer shall notify the Trustee, and upon receipt of such notice, the Trustee will deliver to DTC, through DTC’s Participant Terminal System, a cancellation message to such effect by no later than 2:00 p.m., New York City time, on the Business Day immediately preceding the scheduled settlement date.

If the Agent or Trustee has not entered an SDFS deliver order with respect to a Book-Entry Note, then upon written request (which may be evidenced by telecopy transmission) of the Issuer, the Trustee shall deliver to DTC, through DTC’s Participant Terminal System, as soon as practicable, but no later than 2:00 p.m., New York City time, on any Business Day, a withdrawal message instructing DTC to debit such Note to the Trustee’s participant account.  DTC will process the withdrawal message, provided that the Trustee’s participant account contains a principal amount of the Global Note representing such Note that is at least equal to the principal amount to be debited.  If withdrawal messages are processed with respect to all the Book-Entry Notes represented by a Global Note, the Trustee will mark such Global Note “cancelled”, make appropriate entries in the Trustee’s records and send such cancelled Global Note to the Issuer.  The CUSIP number assigned to such Global Note shall, in accordance with CUSIP Service Bureau procedures, be cancelled and not immediately reassigned.  If withdrawal messages are processed with respect to one or more, but not all, of the Book-Entry Notes represented by a Global Note, the Trustee will exchange such Global Note for two Global Notes, one of which shall represent such Book-Entry Note or Notes and shall be cancelled immediately after issuance and the other of which shall represent the remaining Book-Entry Notes previously represented by the surrendered Global Note and shall bear the CUSIP number of the surrendered Global Note.

If the purchase price for any Book-Entry Note is not timely paid to the Participants with respect to such Note by the beneficial purchaser thereof (or a person, including an indirect participant in DTC, acting on behalf of such purchaser), such Participants and, in turn, the Agent may enter an SDFS deliver order through DTC’s Participant Terminal System debiting such Note to the Agent’s participant account and crediting such Note to the participant account of the Trustee and shall notify the Trustee and the Issuer thereof.  Thereafter, the Trustee (i) will immediately notify the Issuer, once the Trustee has confirmed that such Note has been credited to its participant account, and the Issuer shall immediately transfer by Fedwire (in immediately available funds) to the Agent an amount equal to the price of such Note which was previously sent by wire transfer to the account of the Issuer at The Bank of New York Mellon, and (ii) will deliver the withdrawal message and take the related actions described in the preceding paragraph.  Such debits and credits will be made on the settlement date, if possible, and in any event not later than 5:00 p.m., New York City time, on the following Business Day.  If the fail shall have occurred for any reason other than failure of the Agent to provide the Purchase Information to the Issuer or to provide a confirmation to the purchaser, the Issuer will reimburse the Agent on an equitable basis for its loss of the use of funds during the period when the funds were credited to the account of the Issuer.

Notwithstanding the foregoing, upon any failure to settle with respect to a Book-Entry Note, DTC may take any actions in accordance with its SDFS operating procedures then in effect.  In the event of a failure to settle with respect to one or more, but not all, of the Book-Entry Notes to have been represented by a Global Note, the Trustee will provide for the authentication and issuance of a Global Note representing the other Book-Entry Notes to have been represented by such Global Note and will make appropriate entries in its records.

EXHIBIT D

[date]

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

Ladies and Gentlemen:

Re: Registration Statement on Form S-3 ASR (No. [      ])

In accordance with the provisions of the Distribution Agreement among Credit Suisse and Credit Suisse Securities (USA) LLC dated March 25, 2009, as supplemented and amended from time to time [(the “Base Distribution Agreement”), to which you have become a party on the terms and conditions set forth in [details of accession letter]] ([together with the Base Distribution Agreement,] the “Distribution Agreement”) we hereby notify you that an Automatic Shelf Registration Statement on Form S-3 ASR (No.        ) as defined in Rule 405 under the Securities Act of 1933, as amended, and relating to the Securities (as defined in the Distribution Agreement) was filed by the Registrant with the U.S. Securities and Exchange Commission (the “Commission”) on [date], [also identify any amendments filed] (the “New Registration Statement”) and became effective upon such filing.  We hereby advise you that you may resume solicitations of offers to purchase Securities (as defined in the Distribution Agreement) and resume making offers or sales of Securities which you may own as principal, upon the terms and conditions set forth in the Distribution Agreement.

Accordingly, all references in the Distribution Agreement to the “Registration Statement” shall be hereafter deemed to refer to the New Registration Statement.

Very truly yours,

CREDIT SUISSE

By
Name:
Title:

Acknowledged and confirmed
as of the date set forth above.

CREDIT SUISSE SECURITIES (USA) LLC

By
Name:
Title:

D-1